82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]EL

02031225

REGISTRANT'S NAME DSM NV

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 25 2002

THOMSON FINANCIAL

FILE NO. 82- 3120 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 4/15/02

ANNUAL REPORT 2001 DSM N.V.



Unlimited. DSM

DSM KEY DATA 2001

Sales € 8.0 billion
Net profit € 1,415 million
Net profit per ordinary share € 14.50
Dividend per ordinary share € 1.75
Capital expenditure € 652 million
Workforce approx 22,000 employees (year-end 2001)
ROI 9.2%

THREE CLUSTERS

Life Science Products
Performance Materials
Polymers & Industrial Chemicals

MAIN MARKETS

Pharmaceuticals, automotive/transport, food, electrics & electronics

STRATEGY

DSM ranks among the global leaders in many of its fields. The company's strategy is aimed at generating sales of approx. € 10 billion in 2005. At least 80% of these sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials.

As such, this strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. DSM will sell its petrochemicals business. The strategy summarized here has been named *Vision 2005: Focus and Value*.

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on 27 March 2002 at 14.00 hours.

IMPORTANT DATES

ex-dividend: Tuesday, 2 April 2002
publication of first-quarter results: Friday, 26 April 2002
publication of second-quarter results: Thursday, 25 July 2002
publication of third-quarter results: Friday, 25 October 2002
2002 Annual Report: Wednesday, 12 February 2003
Annual General Meeting: Wednesday, 2 April 2003

Further details: → WWW.DSM.COM

CONTENTS

KEY FINANCIAL DATA

(CONSOLIDATED)

x € million	2001	2000
net sales	7,970	8,090
operating profit plus depreciation and amortization (EBITDA)	1,042	1,254
operating profit (EBIT)	521	751
profit on ordinary activities after taxation	369	571
net profit	1,415	580
dividend	199	199
depreciation and amortization	521	503
cash flow	1,936	1,083
capital expenditure (including acquisitions)	652	1,504
net debt	867	2,148
shareholders' equity	4,239	3,040
total assets	8,575	7,847
capital employed	5,763	4,776
per ordinary share in €		
net profit	14.50	5.80
net profit on ordinary activities after taxation	3.61	5.71
dividend	1.75	1.75
cash flow	19.92	11.03
shareholders' equity	40.49	28.06
DSM share prices, Euronext Amsterdam (AEX):		
– highest price	45.15	40.10
– lowest price	28.80	30.00
– at 31 December	41.01	37.31
number of ordinary shares outstanding at 31 December (x 1,000)	96,146	95,990
average number of shares outstanding (x 1,000)	96,090	96,160
ratios (%)		
operating profit / net sales (ROS)	6.5	9.3
operating profit / average capital employed (ROI)	9.2	16.4
profit on ordinary activities after taxation / average shareholders' equity (ROE)	10.1	20.2
net profit available to holders of ordinary shares / average shareholders' equity	42.3	22.5
net debt / group equity	20.2	70.0
group equity / total assets	50.1	39.1
EBITDA / balance of financial income and expense	10.7	22.0
EBIT / balance of financial income and expense	5.4	13.2
workforce		
year-average workforce	21,646	21,520
workforce at 31 December	21,504	21,758
of which in the Netherlands	10,285	10,662


Photo
by Gregor

From left to right: Jan Zuidam (deputy chairman), Feike Sijbesma, Peter Elverding (chairman), Jan Dopper and Henk van Dalen.

MANAGING BOARD OF DIRECTORS 2001

FOREWORD

DSM recorded a profit on ordinary activities after taxation of € 369 million in 2001, which is lower than in the previous year (-35%). Although disappointing, this profit decline is hardly surprising: a record performance such as that in 2000 could scarcely have been emulated in a year in which the entire world was hit by a sharp economic downturn. It is gratifying to be able to note that the strategy DSM has pursued for the past few years, aimed at achieving more stable results, is already proving effective.

Investors responded positively to DSM's Vision 2005: Focus and Value strategy. For 2001 as a whole, the DSM share was the best-performing major Dutch stock.

DSM did not escape the effects of the general economic malaise, but the decrease in our profit on ordinary activities after taxation was limited, considering the circumstances. This is encouraging, considering that we have only just started implementing our strategy and that DSM will have to achieve some far-reaching changes before it can count itself among the world's top specialty companies.

The start we made in 2001 was successful. Among other things, we made substantial investments towards capacity expansions in our specialty products, such as Dyneema, Desotech's coatings for glass fibres, Stanyl, 7-ADCA and fermentation-based biopharmaceuticals.

In addition to investing in autonomous growth – our principal vehicle for achieving the desired sales growth – we made progress on several other fronts: we all but completed the integration of DSM Catalytica Pharmaceuticals, sold DSM Engineering Plastic Products and made preparations for several further strategic steps such as the sale of our petrochemicals activities and the realization of further growth in life science products and performance materials, partly through acquisitions. Moreover, through the sale of our interest in Energie Beheer Nederland, through which the Dutch State participates in the Netherlands' natural gas activities, we also reinforced our financial position and boosted our financial capacity for making new strategic acquisitions.

And thanks to our branding campaign, built around the motto *Unlimited.*DSM, our public image has been shifting in the right direction.

DSM is increasing its focus on advanced biotechnological and chemical products for the life sciences industry and on performance materials. This is a challenge that demands considerable efforts on the part of all our 22,000 people worldwide, a contribution they – I am proud to say – are successfully making day after day. DSM is very grateful to its people, because they are building tomorrow's DSM.

Together with our employees and with our other stakeholders we will this year celebrate our centenary. On this occasion we will of course look back on the hundred years that have gone by; but we will also – and in particular – look to the future. As in the past, DSM will in the years ahead seek to achieve the right balance between economic, social and public interests – an endeavour that will, indeed, be one of the leitmotifs of our centenary celebrations.

Admittedly, economic prospects this year are not very favourable. But DSM is right on track, and with this knowledge in mind we can embark on the second century of DSM's existence with full confidence.

Peter Elverding
Chairman, DSM Managing Board

PETER.ELVERDING@DSM.COM

DSM: 1902-2002

The publication of this annual report marks the beginning of a year in which DSM will be celebrating its 100th anniversary. Our centenary celebrations will start on 29 May 2002, exactly a hundred years after the foundation of the Dutch State Mines. We will be celebrating the development of a former state undertaking – set up by the Dutch government to carry out coal-mining and related industrial activities in the Dutch province of Limburg – into the worldwide group of companies that DSM is today.

DSM has undergone a great many changes during the past century: from coal to base chemicals, from base chemicals to specialty chemicals, from regional to global, from state-owned to publicly owned. And these changes have continuously shaped and reshaped the company's workforce, its organizational structure and its business approach. But at bottom certain things have remained unchanged, things that even today define our corporate culture and our strengths and values: our knowledge and experience in the field of technology and manufacturing, our constant search for innovation and improvement and our conviction that it is people and the relationships between people that ultimately determine DSM's success.

It is tempting to look on today's changes as being the most significant in the company's history. And it cannot be denied that DSM's current transformation into one of the world's leading specialty companies represents an important phase in its history. Yet this transformation is only possible because the changes in the past have given DSM the strong positions it holds today. DSM's success is to a large extent the result of the ability of the company and its employees to continuously adapt themselves to the changing competitive structures in industry worldwide. It is with this knowledge that DSM, looking back on a history spanning a hundred years, looks to the future with great confidence.

COMPANY PROFILE

STRATEGY

DSM will continue with its strategy of further concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. To this end, DSM is transforming itself into a company that is active in specialties, i.e. advanced chemical and biotechnological products for the life sciences industry and performance materials. We are working on the sale of our petrochemicals business.

DSM ranks among the world's leading players in many of its fields. Our strategy is aimed at raising our overall sales level to about €10 billion by 2005. And we want at least 80% of these sales to be generated by specialties, with the rest mainly being accounted for by industrial chemicals such as melamine and caprolactam, in which DSM likewise holds global leadership positions.

This strategy, which DSM set out in 2000 under the name *Vision 2005: Focus and Value*, represents DSM's next step in a process of transformation that started at the end of the 1980s. By expanding and optimizing its existing activities in Life Science Products and Performance Materials DSM has been steadily working on a portfolio shift towards businesses with a higher added value. This shift was realized in two ways: through an autonomous growth of on average more than 6% per year and through acquisitions. The main acquisitions were Chemie Linz (1996), Deretil (1996), Gist-brocades (1998) and Catalytica Pharmaceuticals (2000). The acquisitions in Life Science Products, together with the autonomous growth achieved in this cluster, have boosted sales in this cluster by a factor of 8 over the last ten years.

CLUSTERS

DSM is active worldwide in life science products, performance materials, polymers and industrial chemicals. The group has annual sales of € 8 billion and employs about 22,000 people (year-end 2001) at more than 200 sites worldwide.

DSM's activities are grouped into business groups representing coherent product/market combinations. The business group directors report directly to the Managing Board. For reporting purposes DSM's activities have been grouped into three strategic clusters:

Life Science Products are products supplied to the pharmaceuticals, food and agrochemical industries. The cluster comprises the business groups DSM Fine Chemicals, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The cluster's share in DSM's overall net sales is 28%.

Performance Materials are high-performance materials such as the superstrong Dyneema fibre, DSM Desotech's Desolite glassfibre coating, elastomers (synthetic rubbers), engineering plastics, coating resins and structural resins. This cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins. The cluster's share in DSM's overall net sales is 23%. Dyneema producer DSM High Performance Fibers also forms part of this cluster.

Polymers & Industrial Chemicals comprise DSM's petrochemicals activities, which were merged into the business group DSM Petrochemicals on 1 January 2001, plus the business groups DSM Fibre Intermediates, DSM Melamine and DSM Agro, which specialize in industrial chemicals such as fibre intermediates, melamine and fertilizer. This cluster accounted for 43% of DSM's overall net sales in 2001.

In addition to the above three clusters, DSM has some other activities that have been grouped under 'Other activities'. These are the new business group DSM Venturing & Business Development (not including DSM High Performance Fibers), Energie Beheer Nederland, DSM Energy and Stamicarbon.

SALES PER CLUSTER


100
80
60
40
20
0
28% Life Science Products
23% Performance Materials
43% Polymers & Industrial Chemicals
6% Other activities

MARKETS

DSM supplies its products to industrial markets (business to business). Over the last few years the emphasis has shifted to end-use markets characterized by high added value and high growth. The most important end-use market for DSM is pharmaceuticals. The food market is also becoming increasingly important.


100
80
60
40
20
0
13% Pharmaceuticals
15% Automotive/Transport
13% Packaging
10% Food
9% Electrics/Electronics
2% Metal working & machine building
7% Agriculture
7% Textiles
9% Construction
15% Other

SALES BY ORIGIN


100
80
60
40
20
0
59% Netherlands
18% Rest of Europe
16% North America
7% Rest of the World

CONTRIBUTION TO SOCIETY

A company like DSM makes a considerable contribution to society. With our products we help enhance the quality of people's daily lives. In close collaboration with our customers, we constantly strive to optimize these products, so that they can make life healthier, longer-lasting, more pleasant or more efficient. Examples are new pharmaceuticals, healthier food ingredients, lighter car components and synthetic materials to substitute scarce natural materials such as hardwood.

DSM has played this role for many years now. However, this has not always been sufficiently clear to the general public. Through our branding campaign, which carries the slogan *Unlimited.*DSM, we are emphasizing DSM's constant search for innovations and our continuing pioneering activities.

Sustainability and safety are important aspects of our processes and products. Our production processes are for example designed for a minimum use of raw materials and energy. Through our R&D effort, we also actively contribute – both within DSM and in general – to the development of scientific knowledge and technology relating to sustainability, safety and the environment.

DSM employs about 22,000 people and indirectly creates employment for several times that number. Our operations thus play an important role economically.

The company also plays an active part in local communities. Many of the people who contribute to the company's success are also active outside the company in all sorts of socially relevant positions. We also support, financially or otherwise, various social events; we are, for example, one of the main sponsors of the Dutch Olympic Committee.

SALES BY DESTINATION


100
80
60
40
20
0
10% Netherlands
15% Germany
8% United Kingdom
8% France
25% Rest of Europe
18% North America
16% Rest of the World

CORPORATE GOVERNANCE

DSM N.V. is a statutory two-tier company with a Managing Board of Directors and an independent Supervisory Board of Directors. The Managing Board is responsible for the company's strategy, its portfolio policy and the deployment of resources and sees to it that the company's policies are implemented.

The Supervisory Board supervises the work of the Managing Board, its prime concern being to safeguard the interests of the company while taking into account the interests of all the company's stakeholders. The Supervisory Board of Directors submits the Annual Financial Statements for approval to the General Meeting of Shareholders and explains how it carried out its supervisory duties during the year concerned.

DSM seeks to conduct an open dialogue with its shareholders and all other stakeholders. We want to maintain a transparent information flow towards our stakeholders about our corporate objectives, the way our company is managed and our company's performance.

RISK MANAGEMENT

DSM's activities are subject to the usual business risks, which are associated with macro-economic developments, changing market conditions, the emergence of new competitors, political uncertainties, currency exchange rate fluctuations, changing raw material prices, fluctuations in supply and demand and the speed with which new technologies are accepted.

In order to be able to manage the risks that are naturally associated with entrepreneurship, a company needs a clear strategy. DSM has set out its strategy for the coming years in its *Vision 2005: Focus & Value* statement.

As part of our overall risk management process, each of our organizational units systematically analyzes its business risks and draws up plans for managing these risks. In addition, various functions within the company operate in accordance with guidelines that have been drawn up for this purpose, for example guidelines for internal control, financial reporting, investment decisions and standards in the field of safety, health and the environment.

The risk management plans drawn up by the different company units are individually subjected to an internal audit carried out by our Corporate Operational Audit (COA) department, which was set up in 2000. The audit results are first discussed with the management concerned and, together with any recommendations made by COA, are reviewed with the Managing Board. In addition, a report is annually submitted to the Audit Committee of the Supervisory Board.

As planned, Corporate Operational Audit carried out its first operational audits in 2001. It has also drawn up a long-term audit plan according to which each DSM unit will be audited about once every three years.

In close cooperation with DSM's external auditors (Ernst & Young), who are responsible for auditing the company's financial statements, the various audit programmes are compared and reviewed in relation to each other in order to optimize the audit activities.

FINANCIAL POLICY

Given the dynamic nature of some of our markets, it has always been important for DSM to have a strong financial position. This gives us the financial resilience to continue pursuing our strategic goals even during economic downturns. For this reason, we aim for a group equity representing at least 35% of the balance sheet total, while net debt should be at most 75% of group equity. DSM aims to achieve an autonomous growth of on average 6% per year and an average return on investment of at least 15%.

An important element of our financial strategy is the allocation of cash flow. We primarily use cash flow for investments aimed at strengthening our business positions and for the payment of dividend to our shareholders. The cash flow is further used for strengthening the Life Science Products and Performance Materials clusters by means of acquisitions.

DSM aims to provide a stable and, if possible, rising dividend. The dividend is calculated as a percentage of cash flow. Barring unforeseen circumstances, this percentage lies within a range of 16 to 20% of the net profit on ordinary activities (minus the dividend payable to holders of cumulative preference shares) plus depreciation and amortization. Since depreciation and amortization forms a large and relatively stable component of cash flow, the dividend, too, is relatively stable, while the use of a fixed percentage range makes it easier to predict.

In order to avoid dilution of earnings per share as a result of the exercise of management and employee options, DSM buys back shares insofar as this is desirable and feasible. The company may also choose to buy back shares in case there is sufficient cash flow available for this after the primary cash flow expenditures have been made.

An important acquisition criterion is that the business concerned should be compatible with DSM in terms of technological and/or market competencies. With effect from 2000, DSM's policy is to capitalize goodwill paid in the case of acquisitions and to amortize it over a maximum period of 20 years. The acquired companies are in principle required to contribute to DSM's profit from the very beginning and to meet DSM's profitability requirements. In some cases this requirement may be relaxed somewhat. DSM expects a company that it has acquired to begin to contribute to cash earnings per share (i.e. before amortization of goodwill) within a year or two.

ORGANIZATION AND MANAGEMENT

DSM has a decentralized organizational structure built round business groups that are empowered to carry out all business functions. This structure ensures a flexible, efficient and fast response to market changes. At the corporate level, we have a number of staff departments to support the Managing Board of Directors and the business groups. The services of a number of shared service departments and DSM Research and intergroup product supplies are contracted by the business groups at market prices.

In 2000 DSM adopted the Value Based Business Steering (VBBS) model for assessing financial performance internally. VBBS measures and steers financial performance in terms of value creation, based on a cash flow return on (historical) investment minus the weighted average cost of capital (WACC).

DSM business groups base their strategies on in-depth analyses which they make every three years and review annually. On the basis of the results, value creation targets, key success factors and performance indicators are established. These are then laid down in a Strategic Value Contract, which forms the basis for internal business steering. The individual incentives for business group management are linked to this contract.

Corporate strategy is based on the outcome of a similar process. On the basis of this outcome, a long-term corporate strategy is developed, with evaluations and choices being made as regards portfolio composition, investment priorities and geographical spread. In 2000 this process of analysis and decision-making resulted in the formulation of the strategy, *Vision 2005: Focus and Value*, which DSM is now implementing.

At DSM we use a management reporting system which requires each business group director to submit periodical reports on the business group's performance, including the level of strategic, operational and financial indicators. The reports are discussed with the Managing Board of Directors on a regular basis.

SUSTAINABLE DEVELOPMENT

With regard to all its activities, DSM endorses the concept of sustainable development introduced by the Brundtland Committee. Sustainable development means fulfilling the needs of the present generation without impairing the ability of future generations to meet their needs. It implies ensuring a healthy environment and preventing the depletion of natural resources. DSM is committed to reducing environmental impact and making prudent use of non-renewable sources of raw materials and energy.

Responsible entrepreneurship means finding a balance between economic gain, respect for people and concern for the environment – the triple P concept of people, profit and planet. For DSM this means making extra efforts to improve products and processes, reduce environmental impact and improve safety for both employees and neighbouring populations.

We annually publish a Responsible Care Progress Report on our performance in the field of safety, health and the environment. Starting with 2002, DSM will take the first step towards the integration of its SHE performance report into the company's annual financial report.

At DSM we strive to create an incident and injury free working environment and to prevent the occurrence of occupational diseases and health problems associated with our activities. DSM is convinced that every single accident can be prevented.

As part of our effort to prevent occupational diseases and health problems related to DSM's activities, we systematically analyze the risks associated with factors such as physical strain, exposure to chemical substances, noise and pressure at work. Where necessary we take appropriate action. At each site, provisions have been made for medical check-ups, patient guidance and health education.

REPORT BY THE MANAGING BOARD OF DIRECTORS

GENERAL REVIEW

In 2001 we posted a record net profit of € 1,415 million, and this has given us a very strong financial base for implementing our strategy *Vision 2005: Focus and Value*.

With an operating profit of € 521 million, DSM's financial performance in 2001 (as far as its ordinary activities are concerned) was markedly weaker than in the record year 2000. The world economy suffered a sharp downturn and the situation was further aggravated by the terrorist attacks in the USA in September.

Despite the measures we took, the results of nearly all our businesses were affected by the sharp decline in economic conditions. It is therefore gratifying to note that DSM's position remained relatively stable.

Our recent acquisition, DSM Catalytica Pharmaceuticals, was confronted with a Warning Letter from the US Food and Drug Administration (FDA). In the year under review DSM Catalytica Pharmaceuticals made strong efforts to follow up the FDA's important observations. Although this development put pressure on DSM Catalytica Pharmaceuticals' 2001 results, it will help the company to soon raise its quality assurance system to a top level.

In 2001 we made good progress in implementing our *Vision 2005: Focus and Value* strategy. Investors appear to have confidence in the strategic course we have adopted. In terms of share price increase, DSM was the best performing stock on the AEX index in 2001. And we also performed much better than other European chemical companies. Our focus on activities characterized by more stable results and a higher added value – the strategic direction we chose in the late 1980s and which we have refined and fine-tuned in our *Vision 2005: Focus and Value* strategy – has begun to bear fruit, although we have certainly not reached our goal yet.

SHARE PRICE DEVELOPMENT 2001



50
45
40
35
30
25
20
1/01
2/01
3/01
4/01
5/01
6/01
7/01
8/01
9/01
10/01
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12/01
DSM
AEX
DJ Euro Chem

In December we sold the depositary receipts we held in Energie Beheer Nederland to the Dutch State for € 1,243 million. DSM will, however, continue to act as the State's trustee for EBN.

In 2001 we initiated a large number of actions as part of our effort to create an incident and injury free work environment. Although the total number of accidents at DSM decreased, the number of lost-time accidents remained more or less unchanged. However, the new policy initiatives we have taken in the field of safety, health and the environment (SHE) will provide a good basis for further improving our performance.

An important factor in this connection is open and transparent communication with the local communities. This secures us our licence to operate. DSM knows that company-wide commitment to good safety, health and environmental management is a prerequisite for the company's continued success.

STRATEGY

In 2001 we continued with the implementation of our *Vision 2005: Focus and Value* strategy which we had announced the year before and which by 2005 should transform DSM into one of the world's leading specialties companies with sales of about € 10 billion.

At the beginning of 2001 we took preparatory measures for the planned sale of our petrochemicals activities. The business groups DSM Hydrocarbons, DSM Polyethylenes and DSM Polypropylenes were merged to form a new organizational entity: DSM Petrochemicals. We are currently working on the sale of this business. Since as a result of the sale of these activities the Geleen production site will have one more major user in addition to DSM, we set up a new DSM subsidiary, Chemelot B.V., to manage the shared facilities at this major industrial complex (800 hectares plus).

The integration of Catalytica Pharmaceuticals, which we acquired at the end of 2000, got off to a good start. DSM will benefit from this acquisition later than expected because the company first has to follow up on a large number of important observations and critical comments made by the US Food and Drug Administration (FDA).

As of 1 January 2001 we sold DSM Engineering Plastic Products as the activities of this business group no longer fitted the company profile we are aiming at: a specialties company focusing on life science products and performance materials. We are taking steps towards further autonomous growth in these growth sectors. New production facilities have been announced or taken into operation: two Dyneema and two Desotech plants and new facilities for Stanyl, 7-ADCA and fermentation based biopharmaceuticals.

DSM VALUES

With operations at more than 200 sites worldwide, DSM is very much part of society. We are aware that companies are increasingly under public scrutiny and that DSM, as an integral part of the community, has major responsibilities. We understand that public acceptance of our activities is a necessary condition for our success.

It is essential that both DSM and the communities in which it has its operations have a clear idea of DSM's values. In 2001, the DSM Managing Board commissioned the publication of *DSM Values*, in which the standards and values underlying our code of conduct are presented in an updated and coherently organized form.

The *DSM Values* are organized around three core tenets: *Valuable Partnerships* – the importance we attach to our relationships with our customers and other business partners, *Respect for People* – our belief that people are the key to the success of any business, and this includes a science and technology based company like DSM, and *Good Corporate Citizenship* – the acknowledgement that we cannot do business successfully without a 'licence to operate'.

The *DSM Values* will be introduced company-wide in the spring of 2002 and will subsequently also be published on the DSM website on the Internet (dsm.com).

CORPORATE BRANDING: UNLIMITED.DSM

Last June saw the launch of a campaign designed to boost DSM's corporate image. The aim of the branding programme is to align the perceptions of key stakeholders more closely with our current and future company profiles. Although the implementation of our *Vision 2005: Focus and Value* strategy is proceeding according to plan, most stakeholders are still insufficiently aware of the changing nature of our profile. Research has shown that target groups such as private investors, school-leavers, potential employees, those living in the vicinity of our production sites and lobby groups often have an incomplete – and in some cases an outdated – picture of DSM. With *Unlimited*.DSM as the core communication theme, the branding programme seeks to project a stronger and more up-to-date image of the DSM brand among these target groups.

One of the components of the programme is an advertising campaign on television and in dailies and weeklies. Some examples of these advertisements are included as illustrations in this Annual Report.

At the beginning of 2001, we agreed to act as one of the main sponsors of the Dutch Olympic Committee. In principle, this sponsorship agreement is due to run until 31 December 2004, and will cover both the 2002 Winter Olympics in Salt Lake City, USA, and the 2004 Summer Olympics in Athens, Greece.

Another aim of our branding programme is to strengthen DSM's brand identity by introducing a greater degree of cohesion into our corporate communications. It is against this background that we shall be launching our redesigned corporate website in 2002.

OPERATIONAL EXCELLENCE

The aim of the Operational Excellence programme launched in 1998 is to generate € 275 million in extra value by 2002, which, under normal economic conditions, is expected to generate an extra net profit of about € 100 million. At the end of 2001 more than two thirds of this programme had been completed. The following are three of the many Operational Excellence projects that were carried out successfully:

- A project aimed at improving asset utilization at DSM Fibre Intermediates Europe resulted in savings of € 10 million per year relative to the base year 1998.
- At DSM Engineering Plastics, coordinated purchasing has resulted in savings of € 9 million.
- DSM Coating Resins is saving € 7 million through batch time reduction.

The Operational Excellence programme comprises a number of projects aimed at boosting profits by promoting the utilization of synergy and the sharing of knowledge and experience by the business groups. One example of the latter is the adoption of best-practice work processes and business processes and the standardization of equipment and systems. These best practices make it possible to increase both production output and production efficiency without the need for investments, which translates to lower costs per tonne of product. Work processes based on best practices also result in a more process and role oriented organization, with greater emphasis on teamwork and internal communication.

ICT AND E-BUSINESS

We have been making strong progress in the field of e-business. The development and refinement of our e-business strategy, at both business group and corporate levels, already formed one of our spearheads in 2000. In the same year, a number of business groups launched e-business projects of their own and DSM as a whole started operating in various key virtual marketplaces, such as Elemica and ChemConnnect. In 2001 we took the first steps on the road to creating a group-wide e-business infrastructure that should make it easier for both our customers and our suppliers to do business with us on the Internet. This project includes the integration of our existing business and information systems, an online store, and the linking-up of our own internal systems with those of our customers and suppliers. Other features are the creation of tools for assisting both potential and existing customers in the process of preparing orders, such as 'virtual collaboration rooms' (involving interactive, one-on-one communication on the Internet) for product development and customer communication, plus online technical support.

The first stage of the project involves the establishment of the basic infrastructure and the design of the sell side. The first online transaction using this DSM-wide infrastructure took place at the end of 2001, with DSM Coating Resins playing the pioneering role. The remaining business groups will be switching to the new system in the coming year and a half, and we shall also be

activating the buy side and the internal processes during this period. Both the form and content of our websites will be further refined in the near future, and the underlying management systems will also be updated.

We confirmed our status as one of the e-business trendsetters in the chemical industry, among other things by participating in the first commercial transactions that took place on the Elemica and Omnexus Internet platforms.

Our efforts and performance in the field of safety, health and the environment (SHE) and the SHE incidents that occurred in 2001 are reported in detail in our DSM Responsible Care Progress Report 2001. The Annual Report only gives the main outlines of our SHE performance in 2001.

SAFETY

In 2001 DSM raised its ambitions in the field of safety even further by introducing the concept of the incident and injury free working environment company-wide. Our aim is to create a climate throughout the DSM organization in which safety, health and the environment are discussed openly and honestly, in which prompt action is taken and in which the company's employees and the surrounding community take centre stage. In 2001 we also introduced stricter requirements in the field of safety training, hazardous waste, business trips, mechanical integrity and incident investigation.

A new reporting system was implemented to increase employee awareness with regard to safety, health and the environment and to enable the analysis of trends across the DSM organization. We also developed a software package for standardizing the reporting of SHE incidents, the establishment of causes and the monitoring of actions at all DSM sites worldwide.

In spite of all our efforts to promote safety, there were some serious incidents in 2001 involving both DSM and contractor personnel. We are deeply sorry to report that this included three fatalities.

One way in which we try to improve safety performance is by thoroughly analyzing even those accidents which did not result in lost time but which nevertheless necessitated restricted deployment or medical treatment. Our efforts in this field are not only directed at DSM employees but also contractor employees working on our sites. A key indicator of safety performance, the number of accidents per 100 employees (for DSM and contractor employees combined) improved from 1.88 in 2000 to 1.65 in 2001.

The number of lost-workday cases per 100 DSM employees per year was 0.37, the same as in 2000. This means that in 2001 we did not realize our target of a 20% lowering of our frequency index per year on average.

Every year DSM presents a Safety Award to a DSM company that has excelled in the field of safety. In 2001 the DSM Safety Award was granted to the Stanyl/SMA facilities in Geleen (Netherlands), which reached the milestone of ten years of operation without a single lost-time accident.

NUMBER OF LOST-WORKDAY CASES

per 100 employees



0.4
0.3
0.2
0.1
0
00
01

ENVIRONMENT

In 2001 we took several extra measures in the field of environmental management. One of these concerns the introduction, in 2002, of compulsory recording of even the smallest environmental incident at all DSM sites worldwide. The aim of this measure is to maximize the learning effect of such incidents and to achieve improvements. DSM endorses the principle of product stewardship with regard to all its products, which means that we acknowledge that our responsibility extends beyond the production and delivery stages.

In 2001 we launched various programmes aimed at promoting a safe and responsible use of DSM products throughout their lifecycles. Special attention was paid to promoting active, open communication between DSM and the outside world regarding safety, health and environmental matters.

On the whole, the quality of the purified wastewater that DSM discharges to surface water is steadily improving, among other things in terms of its nitrogen content and COD (chemical oxygen demand) value.

In 2001 we improved our energy efficiency, in particular at our sites in the Netherlands, which account for two thirds of our energy consumption. Since 1989 we have achieved a reduction of 22% in energy consumption per unit of product.

ENERGY EFFICIENCY INDEX FOR DSM SITES IN THE NETHERLANDS

in % (1989=100)



100
80
60
40
20
0
93
95
97
99
01

Despite DSM's preventive efforts, several serious incidents occurred in 2001. The two most important ones are descibed below:

- In Linz (Austria) a minor explosion occurred during the metering of a catalyst in a pilot plant. This caused a smouldering fire accompanied by heavy smoke. Thanks to prompt action the fire was quickly brought under control and the damage was limited.

- Start-up problems at one of the naphtha crackers in Geleen (Netherlands) led to a large number of complaints. In this incident, gasoline leaked into the process water and subsequently ended up in the wastewater treatment plant. Apart from the odour nuisance it caused, the incident resulted in the discharge of insufficiently purified process water during a short period of time.

HUMAN RESOURCES

As a result of the continued shortage of suitably qualified people in key disciplines and an increasingly fierce competition on the labour market, employers are having to show great resourcefulness in solving the problem of how to attract and retain staff. In 2001 we further refined our policy on human resource management. Thanks to our good performance and our focus on technological innovation, we are in many respects an employer of choice. Our strategy, *Vision 2005: Focus and Value*, is also an important factor, as it is the basis on which we are transforming DSM into a global, dynamic and multi-specialty concern. This process requires not only a willingness to change on the part of our employees, but also a spirit of enterprise, as well as dedication and flexibility. For DSM, it means being prepared to invest constantly in the development of our people's knowledge and skills, and to constantly improve the quality of our human resources strategy, in terms of both policy and action.

We implemented a number of measures to this end in 2001. The Managing Board adopted a policy document entitled *People Matter(s)*, setting out the principles, guidelines and objectives for a corporate human resource strategy for the coming years. 2001 also saw the formulation of a set of 'DSM Values', as well as the articulation of 14 'HRM Principles' for DSM as a whole, based on these values. Respect for employees and employee integrity are the cornerstones of our HRM policy. Finally, a new management development system was introduced in 2001, which should vastly improve the effectiveness of our career planning and help to ensure that highly talented staff achieve optimum career progression.

In 2001, we introduced a share option scheme for DSM's 250 most senior executives in the Netherlands. This scheme links the remuneration paid to all senior managers to DSM's success in achieving its corporate objectives. The new scheme will be extended to senior DSM executives all over the world in 2002.

NUMBER OF EMPLOYEES AS AT 31 DECEMBER 2001:

	2001	2000
Europe	15,490	16,906
- Netherlands	10,285	10,662
- other European countries	5,205	6,244
North and South America	4,277	3,131
rest of the world	1,737	1,721
total	21,504	21,758

BIOTECHNOLOGY

DSM is the biggest biotechnology company in the Netherlands and one of the major European companies in this field – a distinctive reputation that we certainly want to uphold. Biotechnology has, in one form or another, been a core activity for some DSM units for more than a hundred years. And biotechnology-based production routes have played a major role in many of our activities for more than 20 years. We believe that biotechnology, both classical and modern, offers safe, sustainable and profitable production routes.

DSM has built up considerable expertise in the use of biotechnology-based production methods and has used these methods for many years to the full satisfaction of its customers. And when it comes to the safety of food ingredients and pharmaceuticals produced using biotechnology, we have a totally incident-free record.

As far as DSM is concerned, the scope for using biotechnology – both classical and modern – with the help of micro-organisms is continuously shifting. In partnership with our customers, we will continue to look for solutions and improvements and work on innovations based on modern biotechnology.

Wherever possible we will take advantage of the innovative potential of biotechnology, in so far as this is compatible with our ethical standards and of course complies with all national and international rules and regulations.

DSM is in favour of a public debate on the subject of biotechnology, as this could contribute to a better understanding of classical and modern biotechnology involving genetic modification and the way it can help enhance the quality of human life. DSM advocates setting up a centralized European supervisory body authorized to oversee the safety of food ingredients and to grant approvals, on the same lines as in the case of pharmaceuticals.

RESEARCH AND DEVELOPMENT

For a *specialty company* such as DSM, R&D is essential. The R&D organization and its activities need to be closely aligned with corporate and business strategies and should be flexible enough to integrate the R&D organizations of newly acquired companies. In addition, the R&D organization should closely collaborate with outside R&D partners, such as universities, research institutes and start-ups. In 1999 the Co-Creation change process was started, which involved the creation of R&D competence centres. Co-Creation was one of the pillars underlying the new R&D governance model that was introduced worldwide with effect from 1 January 2002.

R&D expenditure amounted to € 298 million in 2001, which represents 3.7% of our total net sales. R&D expenditure as a percentage of sales differed from cluster to cluster: 5.9% in the Life Science Products cluster, 4.8% in the Performance Materials cluster and 1.5% in the Polymers & Industrial Chemicals cluster. In 2001 the combined R&D expenditure of the Life Science Products and Performance Materials clusters, as a percentage of our overall R&D expenditure, showed a further increase. The number of people working in R&D was 2,000, more than 9% of the average total workforce.


R&D EXPENDITURE
as % of net sales
5
4
3
2
1
0
97
98
99
00
01

At the level of the R&D clusters for Life Sciences, Performance Materials, Base Chemicals and Petrochemicals, R&D Councils have been appointed which are responsible for devising R&D strategies across business groups. A separate unit has been set up for multi-client R&D in the field of technology and analysis.

In this governance model the highest-ranking officer is the Chief Technology Officer (CTO), a newly created position. The CTO's main responsibilities are developing a corporate technology strategy, managing DSM's R&D competencies worldwide, developing a human resources policy for the R&D organization and representing DSM in outside R&D bodies.

DSM attaches great importance to close collaboration with outside R&D organizations. Examples of such collaboration are DSM's involvement with the Wageningen Centre for Food Sciences (food products), the Dutch Polymer Institute (polymers) and Gene Alliance (genomics). Another example is DSM's long-standing collaboration with the Dutch company Syncom focusing on advanced chiral technologies. In the DSM Institute of Chemical Physics Research Centre, DSM and the Institute of Chemical Physics (Russia) jointly work on the development of new specialty polymers. In China DSM collaborates with three State Key Laboratories in the field of polymers to establish the relationships between structure, morphology, processing and properties in engineering plastics. With BP, DSM is developing new catalyst compositions for polyolefins with the aid of high throughput experimentation.

In 2001 DSM's R&D efforts once again produced noteworthy results:

- A five-year project in which DSM Anti-Infectives and DSM Research collaborated with six R&D groups from four Dutch universities was completed. The project focused on the development of advanced, integrated (bio)catalytic processes for our ß-lactam portfolio and resulted in ten patent applications, more than 100 scientific papers and 11 PhD theses. The results have strengthened DSM's already leading position in the manufacture of antibiotics via 'green routes'. These breakthrough sustainable technologies combine a reduction in energy consumption and environmental impact with considerable cost savings.
- The use of enzymes in the preparation of molecules is changing the face of the chemical industry. DSM was quick to recognize the enormous potential of biocatalysis and has replaced most of its production processes for penicillins and cephalosporins by enzymatic processes, thereby reducing the number of process steps by about 50%. The volume and environmental impact of waste products from these processes was greatly reduced, in some cases by as much as 90%. Several other applications of enzymes in the production of our life science products, performance materials and industrial chemicals are in various stages of development. DSM has initiated a national Dutch research programme named IBOS (Integration of Biosynthesis and Organic Synthesis) in which the complexity and sophistication of biological techniques will be combined with the diversity offered by classical chemistry to open up new perspectives in molecular synthesis.
- Another milestone was the completion of a genomics research project in which we established the genome of the fungus *Aspergillus niger*, an organism widely used at DSM in the production of enzymes for food and feed products. This has given a major boost to our efforts to create a superior production organism and new products. In addition, we set up a supporting bioinformatics infrastructure. As a result of these developments, we are now better able to find new enzymes for food and feed applications and for chemical synthesis.
- The washable inks used in markers should not stain. By covalently binding reactive (textile) dyes to hybrane material and utilizing acid-base interactions of acidic dyes with hybrane materials we have succeeded in improving virtually all properties of the ink, in particular its staining behaviour on carpet and the dry-out properties of uncapped markers.
- Research on the polymerization process for Stanyl high-heat nylon resulted in further improvements while also revealing opportunities for further debottlenecking the process. Capacity is expected to double by 2004. A patent application was filed for Stanyl homopolymer base grades and their application in films and fibres. This will extend the patent protection of these products by another 20 years.
- The production time of at least three of DSM Desotech's highly successful products can be reduced. In-situ spectroscopic analysis has revealed that one of the production steps (oligomer synthesis) can be shortened without any consequences for the quality of the end product.

In 2001 the prestigious Dutch-Belgian DSM Award for Chemistry and Technology was won by Felix van der Kooij (Utrecht University, the Netherlands) for his research on the phase behaviour and dynamics of suspensions of hard colloidal platelets and to David van Steenwinckel (Catholic University of Leuven, Belgium) for research on the construction of a novel filter using photorefractive polymers.

FINANCIAL RESULTS

GENERAL

DSM's profit on ordinary activities after taxation for 2001 was € 369 million. Margins were under great pressure due to the economic slowdown and the demand drop this entailed, which put a squeeze on selling prices.

The *Life Science Products* cluster once again achieved a double-digit percentage increase in profits for the full year (15%), with sales showing an increase of 18%. The strong performance of DSM Food Specialties, the restructuring programme at DSM Anti-Infectives and the consolidation of DSM Catalytica Pharmaceuticals provided a structural basis for this result. The results of DSM Fine Chemicals, on the other hand, are temporarily under pressure because of a delay in the introduction of several pharmaceutical products at a number of units, including DSM Catalytica Pharmaceuticals, whose contribution was lower than expected. The exchange rate for the US dollar had a favourable effect.

In the *Performance Materials* cluster, sales in the fourth quarter of 2001 were down 22% on the fourth quarter of 2000 as a result of a decrease in sales volumes in all business groups, the sale of DSM Engineering Plastic Products (EUR 225 million in sales) and lower selling prices for DSM Engineering Plastics. Lower sales volumes depressed the cluster's operating profit.

In *Petrochemicals*, the shrinking of margins triggered in the second half of 2000 by the coming on stream of new cracker capacity and polyethylene production capacity worldwide continued through 2001, with the economic downturn contributing to the margin squeeze. The cluster's operating profit for 2001 was well below the 2000 level.

In *Industrial Chemicals*, the fibre intermediates business suffered from the extremely high gas prices in the USA in the first half. Moreover, the economic slowdown resulted in an imbalance between supply and demand. This led to a sharp drop in operating profit for Industrial Chemicals. DSM Fibre Intermediates in fact closed the financial year with a negative result; as against this, DSM Melamine succeeded in raising its profits.

The *Operational Excellence* programme made a significant contribution to DSM's results. This is among other things reflected in the fact that there was hardly any autonomous increase in fixed out-of-pocket costs in spite of a 5% increase in average labour costs per employee. At the end of 2001 more than two thirds of the target set for the Operational Excellence programme had been achieved.

MACRO-ECONOMIC DEVELOPMENTS

We were not favoured by the state of the economy in 2001, notably in the second half of the year. The world economy declined sharply compared with the previous year, with DSM's three main regions (i.e. the US, Europe and Japan) being hit by a fall-off in growth.

Before the terrorist attacks on the US on 11 September 2001, there were reasonable hopes that the economy would pick up again in the fourth quarter of the year. However, data released in the final quarter revealed that, even before the tragic events in New York and Washington, the economic climate had actually been much worse than had previously been suspected. This was true of the situation not only in the US, Europe and Japan, but also in the emerging markets of Asia and South America. The terrorists attacks at any rate had two specific effects:

- The decline in global economic growth that had already been set in motion was accelerated and aggravated.
- They raised concern about the depth of the recession and the time by which recovery would be likely to set in, particularly as a result of their impact on consumer and producer confidence in the three main regions.

The US dollar remained consistently strong relative to the euro in 2001, while the price of oil fell sharply.

Sales growth in the chemical industry (including pharmaceuticals) in the European Union was, at around 1.0% in 2001, way below the figure of 4.6% recorded the year before. Production in the EU (excluding pharmaceuticals) actually fell by 1.1%. In the US and Japan, production figures including pharmaceuticals were markedly lower than in 2000: down 4.1% in the US and down 3% in Japan.

FINANCIAL RESULTS FOR 2001

STATEMENT OF INCOME

x € million	2001	2000
net sales	7,970	8,090
other operating income	8	274
other operating income	7,978	8,364
total operating costs	-7,457	-7,613
operating profit (EBIT)	521	751
balance of financial income and expense	-97	-57
taxes	-69	-171
profit from non-consolidated companies	14	48
profit ordinary activities after taxation	369	571
extraordinary profit or loss after taxation	1,045	10
minority interests' share in profit	1	-1
net profit	1,415	580

NET SALES

At € 8 billion, DSM's sales in 2001 were slightly lower than in 2000. The positive contribution of the net effect of acquisitions and divestments (+1%), favourable exchange rate developments (+1%) and a change in consolidation rules as of the financial year 2001 (+2%) was offset by lower selling prices (-3%) and a decrease in sales volumes (-2%). Net sales decreased by 1%.

OPERATING COSTS

Operating costs were lower than in 2000 and amounted to € 7.5 billion. The main component of these costs, the costs of raw materials and consumables, decreased by € 345 million, primarily as a result of lower oil prices . Expressed as a percentage of net sales, the costs of raw materials and consumables decreased from 55% in 2000 to 51% in 2001.

Due to the Operational Excellence programme, the autonomous increase in fixed out-of-pocket costs was only 1% in spite of a 5% increase in average labour costs per employee. In 2001 labour costs amounted to € 57,800, compared with € 55,300 in 2000. Overall labour costs amounted to € 1,251 million, an increase of 5% compared with 2000 (€ 1,191 million). Amortization and

DEVELOPMENT OF NET SALES PER CLUSTER

x € million

	2001	2000	difference	volumes	(de)consolidations*	prices	exchange rates
				percentage accounted for by:			
Life Science Products	2,237	1,853	21%	-5%	24%	1%	1%
Performance Materials	1,855	2,188	-15%	-7%	-11%	3%	0%
Polymers & Industrial Chemicals	3,453	3,877	-11%	4%	-7%	-8%	0%
Other activities	425	172					
total	7,970	8,090	-1%	-2%	3%	-3%	1%

* This category includes the net effect of acquisitions and divestments, the effect of changes in consolidation rules and the effects of changes in presentation

depreciation increased from € 503 million in 2000 to € 521 million in 2001, mainly because of the consolidation of DSM Catalytica Pharmaceuticals and the associated amortization of goodwill.

OPERATING PROFIT

The operating profit was down from € 751 million in 2000 to € 521 million in 2001, a decrease of € 230 million (-31%), mainly because margins were lower in 2001. The sales margin (operating profit as a percentage of net sales) decreased from 9.3% in 2000 to 6.5% in 2001.

Margins (selling prices per unit of product less variable costs) were on average significantly below the 2000 level.

NET PROFIT

Financial income and expense on balance resulted in an interest charge of € 97 million, which is € 40 million higher than in 2000 (€ 57 million). This increase was mainly related to the acquisition of Catalytica Pharmaceuticals. The profit from non-consolidated companies decreased, from € 48 million in 2000 to € 14 million in 2001, due mainly to the consolidation of Noordgastransport.

At 16%, the effective tax rate was markedly lower than in 2000 (24%). One of the reasons for the decrease was that the operating profit included a larger proportion of tax-exempt income and income taxed at a relatively low rate.

The profit on ordinary activities after taxation decreased by € 202 million and amounted to € 369 million.

The extraordinary profit for the full year 2001 amounted to € 1,045 million (2000: € 10 million). Extraordinary income amounted to € 1,238 million and mainly related to book profits on the sale of DSM Engineering Plastic Products and the transfer of depositary receipts of Energie Beheer Nederland to the Dutch State. Extraordinary expenses amounted to € 193 million. These concerned provisions and impairments relating to restructuring measures aimed at optimizing asset utilization and reducing fixed costs, among other things a reduction in the number of sites, so that DSM will not only strengthen its market leadership positions but will also further improve its cost position. The provisions were made for restructuring operations in fine chemicals, engineering plastics, elastomers and industrial chemicals, among others. These measures are expected to boost DSM's operational results by about € 50 million per year in about two years' time.

The net profit for 2001 amounted to € 1,415 million (2000: € 580 million). Expressed per ordinary share, the net profit increased from € 5.80 in 2000 to € 14.50 in 2001.

CAPITAL EXPENDITURE AND FINANCING

Capital expenditure on tangible fixed assets and intangible fixed assets amounted to € 652 million in 2001 and exceeded amortization and depreciation by a margin of € 131 million. DSM did not invest in acquisitions (2000: € 889 million). The cash flow from operating activities and divestments greatly contributed to an increase in cash.

x € million		2001		2000
Cash at 1 January		204		159
Operating activities:				
– cash flow (net profit plus amortization and depreciation)	1,936		1,083	
– profit on divestments	-1,229		-13	
– change in working capital	-58		-60	
– other changes	115		-127	
Net cash provided by operating activities		764		883
Investing activities:				
– capital expenditure	-652		-1,512	
– divestments	1,465		34	
– other changes	-9		-52	
Net cash provided by / used in investing activities		804		-1,530
Dividend paid		-197		-87
Net cash used in / provided by financing activities		-433		752
Effects of changes in consolidation and exchange differences relating to cash held		6		27
Cash at 31 December		1,148		204

Net debt as a percentage of group equity fell from 70% at the end of 2000 to 20% at the end of 2001. This was mainly due to the sale of the depositary receipts of Energie Beheer Nederland as of 28 December 2001.

BALANCE SHEET PROFILE

before final dividend in %	2001	2000
intangible and tangible fixed assets	49	41
financial fixed assets	3	17
current assets	48	42
total assets	100	100
group equity	50	39
equalization account and provisions	10	11
long-term liabilities	18	19
current liabilities	22	31
total liabilities	100	100

The balance sheet total (total assets) increased in 2001 and amounted to € 8.6 billion on 31 December (2000: € 7.8 billion).

Group equity as a percentage of total assets increased from 39% at the end of 2000 to 50% at the end of 2001, mainly because of the book profit on the sale of the depositary receipts of Energie Beheer Nederland. The current ratio (current assets divided by current liabilities) increased from 1.38 in 2000 to 2.17 in 2001.

Capital expenditure on tangible and intangible fixed assets well exceeded the level of amortization and depreciation. The total of tangible and intangible fixed assets was € 996 million (31%) higher than in 2000. This mainly has to do with the consolidation of DSM Catalytica Pharmaceuticals, the acquisition price for which had been included in the item financial fixed assets at the end of 2000. DSM's working capital remained virtually at the 2000 level. Shareholders' equity on balance increased by € 1,199 million compared with the situation at the end of 2000; this was due mainly to book profits on activities sold.

Our cash position was strongly boosted as a result of the sale of our interest in Energie Beheer Nederland as of 28 December 2001.

GROUP EQUITY

as a % of balance sheet total



60
50
40
30
20
10
0
97
98
99
00
01

DIVIDEND

The proposed dividend on ordinary shares for the year 2001 amounts to € 1.75 per share. In line with DSM's dividend policy, the total amount of dividend for 2001 corresponds to about 20% of the profit on ordinary activities (€ 369 million) plus depreciation and amortization (€ 521 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million). An interim dividend of € 0.58 per ordinary share having been paid in August 2001, the final dividend will amount to € 1.17 per ordinary share.

The dividend will be paid out in cash. The dividend will be made payable on 2 April 2002.

OUTLOOK

The macro-economic prospects for 2002 are uncertain. We expect that tax incentives and drastic cuts in the interest rates, supported by a favourable development of the oil prices, will revive consumer demand in the USA and Europe and increase the willingness of producers in these regions to make investments. A matter of concern is the upward trend in unemployment rates. So far there have been no signs of the weakening of the US dollar predicted by some analysts. This means that at least for the time being the European chemical industry will continue to benefit from the positive effect of the current exchange rate. Chemical industry production growth in the European Union and the USA is expected to increase slightly in 2002.

We do not expect the economy to bounce back in the first half of 2002. This means that sales volumes and margins in various end-use markets, such as the automotive, E&E, telecom, textile and packaging industries, will continue to be under pressure.

The situation will probably improve in the second half of 2002, although it is still unclear how various economic and market-related factors will develop. Therefore, we are unable to make any statement for the full year 2002.

So far, business in the first quarter of 2002 seems to be developing in line with the fourth quarter of 2001. The first quarter results for Life Science Products will be below the level of the fourth quarter 2001 because profits are still under pressure from the delayed introduction of a number of pharmaceutical products and aspartame margins are showing a strong decline. After the first quarter we expect to resume the year-on-year growth in this cluster.

The combined results of the Performance Materials and Polymers & Industrial Chemicals clusters and Other activities (after being adjusted for the profit of Energie Beheer Nederland) will be slightly better than in the fourth quarter of 2001, especially due to improvements in the Performance Materials cluster.

REVIEW BY CLUSTER

DSM's activities are grouped into three clusters. The tables below present the share of each of the three clusters in DSM's sales, operating profit, capital expenditure, capital employed and workforce.

NET SALES AND SUPPLIES

x € million	NET SALES 2001	NET SALES 2000	SUPPLIES 2001	SUPPLIES 2000
Life Science Products	2,237	1,853	2,304	1,955
Performance Materials	1,855	2,188	1,935	2,204
Polymers & Industrial Chemicals	3,453	3,877	3,755	4,216
Other activities	425	172	442	174
intra-group supplies	-	-	-466	-459
DSM total	7,970	8,090	7,970	8,090

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

	x € MILLION 2001	x € MILLION 2000	AS % OF SALES 2001	AS % OF SALES 2000
Life Science Products	367	311	15.9	15.9
Performance Materials	195	244	10.1	11.1
Polymers & Industrial Chemicals	332	561	8.8	13.3
Other activities	148	138		
DSM total	1,042	1,254	13.1*	15.5*

OPERATING PROFIT (EBIT)

	x € MILLION 2001	x € MILLION 2000	AS % OF SALES 2001	AS % OF SALES 2000
Life Science Products	221	192	9.6	9.8
Performance Materials	103	144	5.3	6.5
Polymers & Industrial Chemicals	134	337	3.6	8.0
Other activities	92	78		
operating profit before amortization of goodwill	550	751	6.9	9.3
amortization of goodwill	-29	-	-0.4	-
DSM total	521	751	6.5*	9.3*

* as a percentage of net sales

CAPITAL EXPENDITURE

x € million	2001	2000
Life Science Products	280	1,122
Performance Materials	160	109
Polymers & Industrial Chemicals	170	257
Other activities	42	16
DSM total	652	1,504

OPERATING PROFIT

as % of average capital employed	2001	2000
Life Science Products	11.4	13.1
Performance Materials	10.1	14.3
Polymers & Industrial Chemicals	8.2	21.9
ROI before amortization of goodwill	11.0	16.4
DSM total	9.2	16.4

CAPITAL EMPLOYED AT 31 DECEMBER

x € million	2001	2000
Life Science Products	2,033	1,500
Performance Materials	1,081	1,046
Polymers & Industrial Chemicals	1,690	1,573
Other activities	407	656
capital employed excluding goodwill	5,211	4,775
goodwill	552	1
DSM total	5,763	4,776

R&D EXPENDITURE

x € million	2001	2000
Life Science Products	133	92
Performance Materials	89	91
Polymers & Industrial Chemicals	53	56
Other activities	23	25
DSM total	298	264

WORKFORCE (YEAR-END)

	2001	2000
Life Science Products	9,696	8,734
Performance Materials	3,613	4,863
Polymers & Industrial Chemicals	4,053	4,544
Other activities	4,142	3,617
DSM total	21,504	21,758

CAPITAL EMPLOYED BY CLUSTER AT 31 DECEMBER 2001

x € billion


2.0
1.5
1.0
0.5
0
Life Science Products
Performance Materials
Polymers & Industrial Chemicals
Other activities

OPERATING PROFIT BY CLUSTER AT 31 DECEMBER 2001

x € million


200
150
100
50
0
Life Science Products
Performance Materials
Polymers & Industrial Chemicals
Other activities


[FURTHER? CAN DO]

LIFE SCIENCE PRODUCTS

The Life Science Products cluster comprises the business groups DSM Fine Chemicals, DSM Anti-Infectives, DSM Food Specialties and DSM Bakery Ingredients. The activities of this cluster are targeted at the pharmaceuticals and food industries. These markets offer DSM attractive prospects and excellent growth opportunities. The main drivers of growth are a growing world population, increasing purchasing power, the aging of the population, a growing emphasis on healthy lifestyles, new technological developments and the outsourcing of production activities by the leading pharmaceutical and food companies. Over the past few years, pharmaceuticals have grown to become DSM's biggest end-use market.

DSM is an attractive partner for the life sciences industry. Through the combination of biotechnology (including fermentation and biocatalysis) and organic chemistry, DSM can offer its customers the widest possible range of technologies ('toolbox') and support them with innovations. DSM is the world's biggest independent supplier to the pharmaceutical industry. In the field of food ingredients, too, DSM holds leading positions.

The business groups forming part of the Life Science Products cluster achieve major synergistic benefits through intensive collaboration in the field of research and development, in particular in biotechnology (fermentation processes) and through the shared use of production sites and facilities. DSM Fine Chemicals sources part of its raw materials and competencies in the field of manufacturing, marketing and business systems from other DSM units outside the Life Science Products cluster.

As stated in our *Vision 2005: Focus and Value* strategy, by 2005 we want DSM to rank among the world's leading specialty companies, focusing on products with a high added value, strong growth and more stable profit levels. This means that the chemical and biotechnological specialties produced by our Life Science Products cluster will be taking up an increasingly prominent place in DSM's overall portfolio.

x € million	2001	2000
net sales*:		
– DSM Fine Chemicals	1,017	701
– DSM Anti-Infectives	548	551
– DSM Food Specialties	309	276
– DSM Bakery Ingredients	430	427
total	2,304	1,955
operating profit	221	192
operating profit plus amortization and deprecation	367	311
capital expenditure	280	1,122
capital employed at 31 December	2,033	1,500
operating profit as % of average capital employed	11.4	13.1
research and development	133	92
workforce at 31 December	9,696	8,734

* before elimination of intra-group supplies

NET SALES* OF LIFE SCIENCE PRODUCTS

x € million



2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

* before elimination of intra-group supplies

OPERATING PROFIT OF LIFE SCIENCE PRODUCTS

as % of sales



15
10
5
0
97
98
99
00
01

DSM FINE CHEMICALS

DSM Fine Chemicals supplies more than 300 products to the life science industries, in particular the pharmaceuticals industry. The business group manufactures essential intermediates, active ingredients and dosage forms for a number of the world's top selling drugs and is the world's largest supplier of these products to the pharmaceutical industry. DSM Fine Chemicals comprises a number of product tree and custom manufacturing businesses.

Custom manufacturing involves the development and synthesis, on an exclusive basis, of complex intermediates and active ingredients for e.g. cardiovascular drugs, antidepressants and drugs to combat AIDS. These products are manufactured using chiral chemistry, biocatalysis, oxidation, homogeneous catalysis and fermentation. DSM Fine Chemicals uses the same technologies to manufacture products for the agrochemical industry.

The custom manufacturing business comprises the following activities:

- *chemical custom manufacturing* in Europe and the USA: the production of pharmaceutical intermediates in Linz (Austria) and Venlo (Netherlands) and the production of active ingredients at the DSM Catalytica Pharmaceuticals sites in Greenville and South Haven (USA);
- the *New Business Development* business unit, which is responsible for the acquisition and development of new products in the chemical custom manufacturing field, on a global basis;
- *pharma custom ('secondary') manufacturing* by DSM Catalytica Pharmaceuticals. At the Greenville (USA) site this business unit produces injectibles in the form of liquid, freeze-dried or 'microfluidized' products; DSM Catalytica Pharmaceuticals also produces pills, capsules, liquids (syrups) and ointments.

- *DSM Biologics* focuses on the rapidly growing market for biotech-based pharmaceuticals, such as recombinant proteins, antibodies, gene therapy products and vaccines.

A *product tree* is a group of chemical compounds that are all manufactured from the same initial substance, either directly or in a number of steps. In a product tree business, it is essential to secure the availability of the initial substance (either from outside sources or through in-house production). The products are usually 'multi-client building blocks' and are used in many end-use markets.

The product tree business comprises the following activities:
- *DSM Special Products* manufactures benzaldehyde, benzoic acid and derivatives of these products via toluene oxidation. The business unit is the global market leader in benzaldehyde and some derivatives.
- *Holland Sweetener Company* is a 50/50 joint venture with Tosoh (Japan). HSC is the global No. 2 supplier of the intense low-calorie sweetener aspartame.
- *DSM Minera* operates an iodine mine in Chile and sells iodine derivatives to the life science industry in particular.
- *General Intermediates/Agro* manufactures maleic anhydride, maleic anhydride derivatives and raw materials and intermediates for the pharmaceutical, agrochemical and food industries, among others.

BUSINESS REVIEW

DSM Fine Chemicals continues to focus its strategy on the reinforcement of its No. 1 position in custom manufacturing and its leading positions in several product trees. Pharmaceutical and agrochemical companies are increasingly contracting out the manufacture of fine chemicals, and DSM Fine Chemicals takes advantage of this trend. In 2001 the business group strengthened its ties with leading pharmaceutical producers and initiated many new projects.

In 2001 a great deal of attention was paid to the integration of the newly acquired Catalytica Pharmaceuticals (now DSM Catalytica Pharmaceuticals). This new business unit enables DSM Fine Chemicals to offer the pharmaceutical industry worldwide a broader package: its activities now span the entire spectrum from clinical trials up to and including final dosage forms.

DSM Fine Chemicals' operating profit for 2001 was lower than that for 2000, which was an extremely good year. An important reason for this was the lower contribution from a number of major products whose patents expired. Sales had been high in 2000 because a major pharmaceutical customer built up large stocks to support the commercial introduction of a product; in 2001 sales returned to lower levels. In addition, the business group faced delays in the introduction of a number of new products. In the product tree business in particular, higher raw materials prices resulted in a margin squeeze for a number of products, notably in the agro markets.

DSM Catalytica Pharmaceuticals was one of the units facing delays in the introduction of a number of new products in 2001. The delays were due mainly to a warning letter that DSM Catalytica Pharmaceuticals received from the US Food and Drug Administration (FDA) at the beginning of 2001. In order to address the FDA's important observations adequately, DSM Catalytica Pharmaceuticals initiated many actions in 2001 and implemented a large number of improvements in its quality management system. DSM aims to achieve a global leadership position in secondary manufacturing in terms of quality and market share. DSM Catalytica Pharmaceuticals renewed a number of long-term contracts with major customers. In addition, the company worked out plans in 2001 for a reorganization aimed at cutting costs.

DSM Biologics achieved explosive sales growth and saw its profits increase strongly.

The New Business Development business unit improved its portfolio, thus securing the future growth of DSM Fine Chemicals' custom manufacturing business. The business unit focuses on the development and scale-up of new processes, involving the customer at an early stage.

PROJECTS

DSM Fine Chemicals once again made important strides forward in implementing its growth strategy and in further improving its efficiency:
- A major restructuring project at DSM Minera will lead to the closure of the Maarssen (Netherlands) site in the near future. The cinchona business has been sold and the activities of the multi-purpose plant have been transferred to other DSM Fine Chemicals sites. The iodine derivatives manufacturing activities will be transferred to a mining site in Chile and integrated with the mining activities there.
- At DSM Special Products in Rotterdam (Netherlands) three new plants came on stream. One of these produces ultrapure benzoic acid, which the others convert into ultrapure crystalline benzoic acid (Purox B) and sodium benzoate (Purox S). Both these products are used as preservatives in the food industry.
- At Custom Manufacturing Europe in Venlo (Netherlands) a new cGMP multi-purpose plant will be started up in 2002. This € 30 million investment is a consequence of the restructuring of the custom manufacturing activities in Europe, which will be concentrated at two sites (Venlo and Linz). To this end, reorganizations are taking place at the Maarssen (Netherlands) and Regensburg (Germany) sites. Also in Venlo, a new incinerator was installed. The incinerator will reduce gaseous emissions from the production process by 80–90% and thus enables the site to achieve an important environmental goal two years earlier than planned. The heat released in incineration will be used to generate steam for use in another part of the process.
- The integration of DSM Catalytica Pharmaceuticals into DSM Fine Chemicals' organization was virtually completed in 2001. This included the alignment of business processes. DSM Fine Chemicals now has global R&D, new business development and sales organizations for its chemical custom manufacturing business. Good progress was made in preparing the organization for a restructuring project.
- In June, DSM Fine Chemicals and Cubist Pharmaceuticals announced that they will jointly open a new production facility at the DSM fermentation site in Capua, Italy.
- To be able to meet the high demand for fermentation capacity, DSM Biologics expanded production capacity at its Montreal (Canada) site. At the beginning of May the business unit opened the new section, which includes a 2000-litre fermentation system for the preparation of biopharmaceuticals. Biopharmaceuticals are pharmaceuticals produced with the aid of cell cultures. Some 30% of all new pharmaceutical products in clinical trial are currently made on the basis of biopharmaceutical technologies. DSM Biologics expanded not only its Montreal facility but also, for the same reasons, its laboratory and pilot plant in Groningen (Netherlands).

DSM ANTI-INFECTIVES

DSM Anti-Infectives holds global leadership positions in crude penicillin, penicillin intermediates (6-APA and 7-ADCA), side chains and active ingredients for anti-infectives. These products are used mainly in antibiotics (in particular penicillins and cephalosporins for combatting bacterial infections) and antimycotics (for combatting fungal infections). DSM Anti-Infectives has production sites distributed over the Netherlands, Spain, Italy, Sweden, Mexico, India, China and Egypt.

BUSINESS REVIEW

The global penicillin market grew by 2–3% in 2001, and PEN-G prices rose to over $ 10 per bou. The prices of penicillin derivatives also increased, albeit less rapidly. The market for intermediates and bulk ingredients suffered from a margin squeeze. We expect that, as a result, the number of suppliers will decrease, with economies of scale and strong technologies being decisive for survival. It is precisely in these fields that DSM once again made great strides forward in 2001. Three existing PEN-G fermentation plants are being expanded to restore production capacity, which had decreased as a result of the closure of several sites as part of the restructuring of DSM Anti-Infectives.

Margins on cephalosporins and bulk actives were also under pressure as the overcapacity situation continued. The production of enzymes for the manufacture of penicillin, cephalosporin and bulk actives continued to be profitable, and the same holds for the production of nystatin. DSM Deretil, the global market leader in side chains for antibiotics, faced intensified competition but managed to maintain its profitability by cutting costs. DSM reduced its stake in the Indian company Alpha Drug India Ltd. to a minority holding.

The implementation of the far-reaching restructuring programme at DSM Anti-Infectives that was announced in January 2000 is proceeding according to plan. Site rationalization and cost cutting measures are being taken to restore the business group's return on investment to 15%, the overall DSM target. DSM Anti-Infectives succeeded in improving its competitive position by increasing productivity and by introducing new technologies, such as 'green routes' for the production of intermediates (7-ADCA) and bulk actives. These will strengthen DSM's position as the world's most efficient antibiotics producer.

Thanks to its restructuring programme, and helped by the favourable development of the penicillin price and the US dollar exchange rate, DSM Anti-Infectives saw its operating profit improve considerably compared with 2000.

PROJECTS

The production plant for phenylglycine (side chains) in Geleen (Netherlands) based on new DSM technology reached nameplate capacity in 2001.

As part of the restructuring programme initiated in 2000, DSM Anti-Infectives reduced its workforce by about 400 in 2001, bringing the overall workforce reduction resulting from the restructuring project to about a thousand. As far as the Delft site (Netherlands; 425 jobs cut) and the sites in Sweden, Italy and Portugal are concerned, the restructuring programme is now complete.

DSM Anti-Infectives is focusing on a number of core products that are manufactured on fewer sites than before and are based on a set of related technologies. This is reflected in the following measures that were taken in 2001:

- Capacity expansions were implemented in three PEN-G plants to compensate for capacity closures elsewhere.
- The Delft (Netherlands) production site is now dedicated to achieving volume growth in 6-APA and 7-ADCA.
- PEN-V production in Strängnäs (Sweden) was discontinued and the site is now dedicated to the production of clavulanic acid.
- In Almería (Spain) a new plant is being built for the production of semi-synthetic penicillin.
- A new 7-ADCA plant (ZOR-f) was brought into operation in Delft. Following the usual teething problems, the plant's output is now gradually increasing and is expected to reach full capacity in 2003. This plant is taking over production from three other plants that have been closed. As part of the same project, the Matosinhos site (Portugal) was closed altogether.
- At the end of 2001 a new plant in Zibo (China) for the production of semi-synthetic cephalosporins was brought into operation.
- Also in China, DSM set up a joint venture with Zhang Jia Kou Pharmaceutical Factory and Harbin Pharmaceutical Factory for the production of semi-synthetic penicillins.

DSM FOOD SPECIALTIES

DSM Food Specialties is a strongly expanding supplier of advanced ingredients for the food industry manufactured with the aid of fermentation and enzyme technology. The business group comprises six business units and is a global player.

- DSM Dairy Ingredients supplies ingredients and additives for the dairy industry, such as rennet, starter cultures, coatings for cheese and dairy-product tests. The business unit is among the global market leaders in cheese ingredients.
- DSM Savoury Ingredients is a leading producer of ingredients for flavourings and flavour enhancers (such as yeast extracts) used in products such as soups, sauces, instant meals and snacks.
- DSM Beverage Ingredients holds a strong position in products such as enzymes, yeasts and preservatives for fruit juices, wine, beer and other alcoholic beverages.
- DSM Agri Ingredients is a supplier of enzymes and other ingredients for the animal-feed industry. The enzyme business forms part of a global alliance with BASF.
- DSM Nutritional Ingredients manufactures ingredients for baby food, food supplements and functional foods. Examples of such ingredients are arachidonic acid, ß-carotene and dietary enzymes.
- DSM Ingredients Development focuses on the development of new, innovative food ingredients.

DSM Food Specialties' main production sites are Seclin (France) for enzymes, Capua (Italy) for ß-carotene, arachidonic acid and a number of other products, Delft (Netherlands) for yeast extracts and Moorebank (Australia) for cultures.

BUSINESS REVIEW

DSM Food Specialties focuses on market segments that exhibit above-average growth and capitalizes on health trends and the popularity of natural products. In 2001 the food ingredients market grew by 5%, but DSM Food Specialties' net sales increased much more strongly: 15%. As a result, capacity utilization rates were high for all plants. Moreover, the business group's portfolio improved as high-added value products (microbial rennet, phytase) showed relatively strong growth, resulting in a substantial increase in operating profit. As in 2000, the business group benefited from the high dollar exchange rate, as DSM Food Specialties' production

volumes in the USA are small but its dollar-denominated sales are substantial. The business group's results were negatively affected by price rises for raw materials such as molasses, dextrose and glycerol.

DSM Dairy Ingredients saw its sales increase, especially in enzymes (rennets), cultures, preservatives and tests for detecting antibiotics residues in cow's milk. The business group also managed to increase its market share, benefiting from the general public's growing mistrust of animal products and the high price of rennet based on calves' stomachs, for which the rennets produced in DSM's microbial fermentation processes are a good alternative. DelvoPro, a family of health products (probiotics) introduced in 2000, showed substantial growth. DelvoPro boosts the immune system and enhances the intestinal microflora by promoting the growth of healthy bacteria in the intestinal tract and preventing the growth of undesired bacteria.

DSM Savoury Ingredients posted considerably higher sales and saw its market share increase on account of the growing demand for yeast extracts as natural flavourings. However, its operating profit increased only slightly due to high raw materials prices.

DSM Beverage Ingredients' sales stabilized in 2001. Sales of enzymes and yeasts for wine, beer and other alcoholic beverages increased, but sales of enzymes for the fruit processing industry decreased slightly due to seasonal effects and because the production of apple juice concentrates has moved from Europe and North America to China. In China, the use of enzymes is still in its embryonic stage.

DSM Agri Ingredients' sales once again grew strongly. The sales of the alliance with BASF in the field of animal-feed enzymes increased, one of the reasons being the European ban on the use of animal flour in animal feedstuffs. One of the business unit's most successful products is Natuphos (phytase), an enzyme that strongly reduces phosphate levels in pig and chicken manure and improves feed conversion. The DSM/BASF alliance has become the world's largest supplier of animal feed enzymes.

DSM Nutritional Ingredients successfully developed a number of applications for natural ß-carotene, which it markets under the trade name Caropure. The US Food and Drug Administration (FDA) awarded the arachidonic acid/docosahexaenoic acid oil (AA/DHA oil) marketed by one of DSM's customers the GRAS (generally recognized as safe) status. This oil contains arachidonic acid (AA) produced by DSM Food Specialties in a state-of-the-art fermentation process employing the fungus Mortierella alpina. Official international organizations recognize the importance of AA in the diet of infants. The World Health Organization (WHO) has recommended that infant formulas should be supplemented with AA and DHA in quantities comparable to those in breast milk. Sales of arachidonic acid increased strongly in 2001.

DSM Food Specialties' overall operating profit increased substantially.

PROJECTS

DSM has determined the entire DNA sequence of the fungus *Aspergillus niger*. This organism is used in many of DSM's production processes. The know-how generated by this genomics project will enable DSM to improve its processes even further and to accelerate the development of new products. DSM Food Specialties is one of the business groups that expect to derive great benefits from this new know-how.

Granulation capacity at the production site in Seclin (France) was expanded in the year under review. The fermentation line installed a year earlier is now operating at full capacity.

Like many other DSM business groups, DSM Food Specialties, too, is exploiting the opportunities offered by e-business. In 2001 it launched three new websites: www.betervoeren.nl for Dutch farmers using phytase in their animal feed, www.infantvision.com for medical professionals and parents about the use of arachidonic acid in infant formula and www.dsm-oenology.com for wine producers in the USA.

DSM BAKERY INGREDIENTS

DSM Bakery Ingredients has production sites in Europe and South America and is one of the leading manufacturers of bakery ingredients in the world. The business group's products include baker's yeast, bakery enzymes and bread improvers. DSM is the world's No. 2 in the market for instant dry yeast, and the No. 2 in the West-European market for fresh yeast. In the other bakery ingredients markets DSM is the world's No. 3 supplier. DSM Bakery Ingredients focuses on yeast, bakery enzymes and bread improvers based on enzymes. The sale of the European pastry business was largely completed in 2001.

BUSINESS REVIEW

Bread consumption is showing some growth worldwide. This means that the global bakery ingredients market, too, is growing, although the growth rate differs from one region to another.

In Europe, DSM Bakery Ingredients' most important market, the range of bread types on offer is steadily expanding. To enable bakers to offer their customers as many varieties as possible, industrial bakeries are expanding their range of intermediate products, such as special bread mixes, deep-frozen dough and bake-off products. The key trends in the industrial bakery world are ongoing specialization and automation.

DSM Bakery Ingredients develops products geared to these trends, for example liquid products and the associated application systems. Partly as a result of these activities, the business group's sales continued to increase in 2001. Despite the high competitive intensity of the bakery ingredients market, DSM Bakery Ingredients' sales growth outpaced market growth, mainly because of higher sales volumes for bakery enzymes and dry yeast.

The company's operating profit was under pressure in the first half of the year due to the high price of molasses, but the situation improved in the second half as selling prices increased and the effects of ongoing cost reduction programmes such as Operational Excellence made themselves felt.

PROJECTS

The transfer of yeast production from Matosinhos (Portugal) to Casteggio (Italy) in 2001 was an important step towards the consolidation of the business group's European yeast production activities and the realization of the right economies of scale.

DSM Bakery Ingredients implemented major improvements in the formulation of bakery enzymes. In collaboration with other business groups forming part of the Life Science Products cluster, it unravelled the genome (genetic information) of the fungus *Aspergillus niger* and set up an infrastructure for bio-informatics. *Aspergillus niger* is the most important production organism used in enzyme production. DSM Bakery Ingredients, too, uses it on a very large scale. Building on the data and infrastructure yielded by the Genomics Project, DSM Bakery Ingredients is now developing new bakery enzymes. The knowledge generated by the project has also resulted in a large number of new patent applications.

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PERFORMANCE MATERIALS

The Performance Materials cluster comprises the business groups DSM Elastomers, DSM Engineering Plastics, DSM Coating Resins and DSM Composite Resins and the business unit DSM High Performance Fibers. These business groups specialize in the manufacture of high-quality products tailored to meet customers' performance criteria. They are characterized by a relatively high added value and for most of them DSM has a global marketing strategy. The products are used in a wide variety of end-use markets, such as the automotive sector, the electrics & electronics industry, coatings and building construction.

Over the past several years, the Performance Materials cluster has achieved strong growth. New products and technologies were obtained via acquisitions. In the coming years DSM will reinforce its position in the performance materials field by investing in existing strong products and acquiring new products and technologies. By sharing their marketing competences and technologies, the business groups in this cluster achieve major synergistic advantages.

As stated in our *Vision 2005: Focus and Value* strategy, by 2005 we want DSM to rank among the world's leading specialty companies, focusing on products with a high added value, strong growth and more stable profit levels. This means that the advanced materials produced by our Performance Materials cluster will take up an increasingly prominent place in DSM's overall portfolio.

The activities of DSM Engineering Plastic Products (stock shapes and components made from engineering plastics) did not fit so well in this strategy. For this reason, DSM sold this business group with effect from 1 January 2001.

x € million	2001	2000
net sales*:		
– DSM Elastomers		
(including DSM High Performance Fibers)	524	610
– DSM Engineering Plastics	602	588
– DSM Coating Resins	506	452
– DSM Composite Resins	303	329
– DSM Engineering Plastic Products	-	225
total	1,935	2,204
operating profit	103	144
operating profit plus amortization and depreciation	195	244
capital expenditure	160	109
capital employed at 31 December	1,081	1,046
operating profit as % of		
average capital employed	10.1	14.3
research and development	89	91
workforce at 31 December	3,613	4,863

* before elimination of intra-group supplies

NET SALES* OF PERFORMANCE MATERIALS

x € million



2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

* before elimination of intra-group supplies

OPERATING PROFIT OF PERFORMANCE MATERIALS

as % of sales



10
8
6
4
2
0
97
98
99
00
01

DSM ELASTOMERS

DSM Elastomers manufactures synthetic rubbers (EPDM) and thermoplastic rubbers (TPVs). The rubbers DSM manufactures are used in car components, in various industrial products, in construction materials and as motor-oil additives. DSM Elastomers holds a global leadership position in EPDM, with a production capacity of 215,000 tpa and a market share of over 20%. The business group is the second largest thermoplastic-rubber producer in the world. DSM Elastomers has production sites in Geleen (Netherlands), Genk (Belgium), Addis, Leominster (USA) and Triunfo (Brazil), and operates a production joint venture in Chiba (China).

On 1 January 2001 the SBR business became part of DSM Venturing & Business Development.

BUSINESS REVIEW

The automotive industry, DSM Elastomers' main market, stagnated worldwide and shrank in North America. The building construction market, too, stagnated. As a result, demand in the North American EPDM market, which is important to DSM, decreased by 15%, while demand in Western Europe remained virtually unchanged from 2000. The global EPDM market shrank 5%.

DSM Elastomers succeeded in stabilizing its EPDM sales volumes at the 2000 level. Sales volumes of motor-oil additives were lower than in 2000. Margins came under pressure in the second half of the year due to decreasing demand. The stagnation in the automotive industry also affected the demand for thermoplastic rubbers.

Due to these developments DSM Elastomers' operating profit decreased substantially compared with 2000.

PROJECTS

In Geleen (Netherlands) a start was made on the construction of a new EPDM plant with a capacity of 80,000 tpa, which is scheduled to come on stream at the end of 2002. The expansion of the plant in Triunfo (Brazil) to 31,000 tpa proceeded well.

The implementation of the Global Grade Programme proved to be of great value. DSM Elastomers has increased its competitive strength by introducing a number of high-quality grades that can be produced at several sites and at the same time reducing the number of different grades.

New end products based on Sarlink thermoplastic rubber have opened up opportunities in the automotive industry, where Sarlink can replace PVC. In addition, these new products are creating outlets in new markets. For example, DSM Elastomers and the US company Great Lake Solvents (GLS) have jointly developed a thermoplastic rubber for use in wine bottle corks. This collaboration with GLS will give DSM access to the strongly growing consumer market for TPV.

For the automotive industry, DSM Elastomers developed innovative applications for car profiles that contain a combination of EPDM and TPV.

In 2001 preparations were made for a restructuring and cost reduction programme in order to further improve the competitive position of our sites.

DSM HIGH PERFORMANCE FIBERS

DSM High Performance Fibers, a business unit of DSM Venturing & Business Development, produces Dyneema, the world's strongest fibre, which was developed by DSM. Dyneema is used mainly in bullet- and fragment-resistant protective products and in ropes, nets and sports goods. DSM High Performance Fibers has production sites in Heerlen (Netherlands) and Greenville (USA).

BUSINESS REVIEW

DSM High Performance Fibers performed very well. As in 2000, demand for Dyneema superstrong fibre increased even faster than expected. A fourth production line will come on stream in early 2002. This project and the debottlenecking of the other production lines will bring overall capacity to 2,600 tpa. In view of the continued demand growth, a fifth production line will be built in 2002.

Demand for Dyneema UD, a ballistic grade, exceeded capacity by a wide margin, even after a new plant for this product had come on stream at Greenville (North Carolina, USA) in the last quarter of 2001.

Nippon Dyneema, the 50/50 joint venture in Japan between DSM High Performance Fibers and Toyobo Co. Ltd., also expanded its capacity in order to keep up with demand.

As a result of these developments, DSM High Performance Fibers' operating profit increased considerably.

DSM ENGINEERING PLASTICS

DSM Engineering Plastics is a global player in the field of nylon (nylon 6, nylon 66 and nylon 46), polyesters (PBT, PET and TPE-E), polycarbonate (PC and PC blends) and Ultra High Molecular Weight Polyethylene. These engineering plastics are high added value plastic materials used mainly in technical components for the E&E, automotive and machine building sectors and in the extrusion industry.

DSM holds a good position in the global market, with a market share of 5%. DSM is the global market leader in high heat nylons.

DSM Engineering Plastics has production sites in the Netherlands (Emmen and Geleen), Belgium (Genk), Germany (Stade), the USA (Evansville and Augusta), Canada (Stoney Creek), China (Jiangsu) and India (Pune).

BUSINESS REVIEW

The deteriorating economic climate in 2001 was reflected in a considerable decrease in demand for engineering plastics. In the USA this development had started in 2000, whereas in Asia a sharp decline in demand made itself felt from the beginning of 2001 onwards, especially in the electronics industry. In Europe, the decline started in the second quarter.

DSM Engineering Plastics nevertheless managed to maintain its position in the global market and to commercialize new projects. Despite an oversupply situation in the markets for nylons and polycarbonate, margins remained reasonably stable thanks to a decrease in raw materials prices.

The business group's operating profit was substantially lower than in 2000, despite ongoing measures to improve efficiency and cut costs. The business group finalized the preparatory work for a drastic restructuring of its European activities.

PROJECTS

DSM Engineering Plastics brought on stream a new production line for Arnitel U in Genk (Belgium). A start was made on the design of a new, joint-venture PBT plant in Europe with Ticona. DSM Engineering Plastics manages an increasing proportion of its order flow via Omnexus, an Internet-based marketplace.

DSM's intensive R&D efforts resulted in the introduction in 2001 of Segregate (a family of halogen-free flame-retardant nylon 6 and PBT compounds), a green alternative to bromine-containing flame retardants, and a new PC/ABS blend (Xantar C) with greatly improved purity, flow and colour, among other things.

Stanyl High Flow and Akulon Ultraflow, product innovations that had been developed earlier, were successfully introduced in the market in 2001.

DSM COATING RESINS

DSM Coating Resins specializes in the development and manufacture of resins for coating systems. It is the world market leader in powder coating resins, with plants in the Netherlands, Spain, the USA, Taiwan and China, and ranks among the European leaders in wet coating resins.

The DSM Desotech business unit is the world market leader in the field of UV-curable coatings, inks and matrix materials for optical (glass) fibres. DSM Desotech is the market leader in the optical (glass) fibre coatings market and is a supplier to all the major glass-fibre cable producers. In addition, DSM Desotech produces bonding agents and lacquers for CDs and DVDs and hardcoats (scratch-resistant and water resistant top coats) for LCDs (liquid crystal displays) and electronic equipment. DSM

Desotech has sites in the USA (Elgin and Charlotte) and Hoek van Holland (Netherlands). A 50/50 joint venture set up with JSR serves the Japanese market. It operates two plants in Japan.

The DSM Somos business unit specializes in the production of stereolithographic resins, which are used to make three-dimensional prototypes using Computer Aided Design (CAD) packages. DSM is the global No. 2 in this market.

BUSINESS REVIEW

Sales volumes of coating resins were under pressure throughout the year, especially in the USA. The powder coatings market was much slower than in 2000. In Asia, too, sales volumes declined sharply, except in China. The Chinese market continued to show strong growth and now represents more than half of the Asian market. In Europe it was only in the fourth quarter that raw materials prices decreased somewhat and margins widened. However, this coincided with a further decline in sales volumes of both solvent-based and powder coating resins due to a drop in demand. The disappointing income figures resulting from the poor economic climate were partly compensated for by cost reductions.

Following three strong quarters, DSM Desotech saw its sales to the glass fibre industry collapse in Q4. The glass fibre industry had seen its sales plummet as US telecom companies in particular postponed their investments en masse following the terrorist attacks of 11 September in the USA. DSM Desotech's operating profit was lower than in 2000. The company expects no recovery before mid-2002. However, DSM Desotech and its customers continue to believe strongly in the market for optical networks, the demand for bandwidth and hence the growth potential of the glass fibre industry. DSM Desotech aims to broaden its portfolio, building on its core competencies in UV technology, customer orientation and R&D.

DSM Coating Resins' overall profits decreased slightly compared with 2000.

PROJECTS

DSM Coating Resins is heavily investing in e-business. The first transaction to take place via the Internet-based marketplace Elemica was between DSM Coating Resins and one of its suppliers. DSM Coating Resins is currently developing a DSM sell site which, from the second quarter of 2002 onwards, will facilitate transactions between DSM Coating Resins and its customers even more.

A major innovation is the development of (UV) powder coatings for heat-sensitive substrates such as wood and plastic. These patented systems are increasingly being commercialized in close collaboration with customers.

DSM Desotech implemented capacity expansions in Stanley (USA) and, through its 50/50 joint venture with Japan Fine Coatings Co., in Tsukuba (Japan). The latter expansion involved the construction of a new plant for the manufacture of DeSolite UV-curable materials.

DSM COMPOSITE RESINS

DSM Composite Resins produces resins for industrial applications. Its principal products are unsaturated polyester resins (structural resins) that are used in glass-fibre-reinforced composites. The business group also produces sizings and binders.

The business group's products are used in the building construction industry, the E&E industry, the automotive sector, the boat-building sector and the leisure market. DSM Composite Resins has production plants in the Netherlands (Schoonebeek), France (Compiègne), Italy (Filago) and the UK (Ellesmere Port) and is the European market leader in unsaturated polyester resins. The business group has its own pan-European distributor, Euroresins, for polyester resins sales to the European end-use market, which is highly fragmented. In China, DSM Composite Resins operates a joint venture together with Jinling Petrochemical Corporation (Sinopec). The business group is the global market leader in sizings & binders.

BUSINESS REVIEW

Despite a slight decline in demand due to the economic downturn worldwide, DSM Composite Resins managed to strengthen its leading position. The main factors underlying this success were the restructuring of its organization and the effects of a number of Operational Excellence projects.

The restructuring included the relocation of DSM Composite Resins' head office from Zwolle (Netherlands) to Schaffhausen (Switzerland). In addition, the business group centralized all order processing activities in order to be able to meet its customers' needs even better.

Sales in Asia increased, especially in China. The business group increased its production capacity in this region accordingly. Raw materials prices gradually decreased over the year, leading to an increase in profits. The Sizings & Binders unit was able to reap the fruits of its multi-product-line policy. By situating its production activities closer to its customers, it has strengthened its ties with the major glass fibre producers.

DSM Composite Resins saw its profits increase strongly compared with 2000.

PROJECTS

The restructuring of the organization demanded the most attention in 2001.

The E-star programme (a range of advanced products and services involving the use of combinatorial chemistry), which was successfully launched in 2000, was used in a project aimed at improving the performance of DSM products in customers' processes.

The Jinling DSM Resins Comp. Ltd. joint venture in Nanjing developed a plan for further expansion in China. Sizings & binders production capacity in Filago (Italy) is being expanded to increase the reliability of supply. The added capacity will come on stream in mid 2002.

The Euroresins distribution network for Europe was expanded to include more countries.

POLYMERS & INDUSTRIAL CHEMICALS

The Polymers & Industrial Chemicals cluster comprises the business groups DSM Petrochemicals, DSM Fibre Intermediates (including DSM Acrylonitrile), DSM Melamine and DSM Agro. These are capital-intensive businesses that are situated at the beginning of the value chain and require the use of large-scale production facilities in order to be competitive. DSM controls the risks associated with the supply-driven cyclicality of these businesses through measures designed to enhance customer relations (for example via long-term contracts), ongoing efforts to minimize costs and careful planning of capacity expansions. This explains why the activities in this cluster have a high average profitability.

PETROCHEMICALS

As of 1 January 2001, the three business groups DSM Hydrocarbons, DSM Polyethylenes and DSM Polypropylenes were merged to form a new business group, DSM Petrochemicals. DSM is going to withdraw from the petrochemicals business as part of its corporate strategy *Vision 2005: Focus and Value*. The formation of DSM Petrochemicals was the first step in this direction. DSM Petrochemicals operates highly integrated production facilities in Geleen (Netherlands) and Gelsenkirchen (Germany).

INDUSTRIAL CHEMICALS

DSM's Industrial Chemicals activities have a global spread, with production sites in the Netherlands, the USA and the Far East. DSM holds global leadership positions in caprolactam and melamine, in terms of both sales volumes and technology. The Industrial Chemicals business includes fertilizers and acrylonitrile, which are co-products that DSM can produce at highly competitive prices thanks to the strongly integrated facilities at the Geleen (Netherlands) site and for which DSM can achieve good margins on average. The products of DSM Agro, our fertilizer company, are only sold in Northwestern Europe.

x € million	2001	2000
net sales*:		
– DSM Petrochemicals	2,364	2,680
– DSM Fibre Intermediates (incl. DSM Acrylonitrile)	853	1,007
– DSM Melamine	210	200
– DSM Agro	328	329
total	3,755	4,216
operating profit	134	337
operating profit plus amortization and depreciation	332	561
capital expenditure	170	257
capital employed at 31 December	1,690	1,573
operating profit as % of average capital employed	8.2	21.9
research and development	53	56
workforce at 31 December	4,053	4,544

* before elimination of intra-group supplies

NET SALES* OF POLYMERS & INDUSTRIAL CHEMICALS

x € million


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

* before elimination of intra-group supplies

OPERATING PROFIT OF POLYMERS & INDUSTRIAL CHEMICALS

as % of sales


15
10
5
0
97
98
99
00
01

DSM PETROCHEMICALS

In 2000 DSM decided to hive off its petrochemicals business. To this end, the three former business groups DSM Hydrocarbons, DSM Polyethylenes and DSM Polypropylenes were merged in 2001 to form a new organizational entity, DSM Petrochemicals.

DSM Petrochemicals ranks among the European leaders in polyolefins, with a market share of 12% for both polyethylene and polypropylene. The business group is moreover one of the most cost-efficient producers.

Its production facilities are located in Geleen (Netherlands) and Gelsenkirchen (Germany). DSM Petrochemicals' two steam crackers in Geleen have a combined capacity of 1,250,000 tpa of ethylene and 675,000 tpa of propylene. Its downstream plants have a capacity of 1.6 million tpa of polyethylene and over 1 million tpa of polypropylene. These plastics are used in extrusion applications (packaging film, fibres, tubes), injection-moulding applications (bumper systems for the automotive industry, rigid packagings, household articles and garden furniture) and blow moulding applications (bottles, containers).

BUSINESS REVIEW

In 2001 the global *ethylene* and *propylene* market initially looked favourable from DSM's standpoint as US producers shut down their crackers in response to the high price they had to pay for their raw material, natural gas. As a result, demand exceeded supply. In the second quarter this situation changed as the end-use markets slowed down and olefin prices came under pressure. The combination of high raw material prices and low selling prices resulted in a margin squeeze for olefins. The price of oil, and hence the price of naphtha, the feedstock used by DSM Petrochemicals' crackers, decreased after the summer. This more than compensated for the decline in selling prices.

The crackers in Geleen operated at almost full capacity throughout the year, except during a scheduled turnaround of the NAK 4 cracker and the first few weeks after its start-up. However, the ethylene and propylene businesses posted substantially lower operating profits than in 2000.

European *polyethylene* (PE) producers had a hard time in 2001 due to the high price of ethylene and intensified competition, with several new PE plants coming on stream in Europe as well as in the USA and the Middle East. PE demand initially showed a healthy growth, in line with DSM's expectations, but collapsed after the terrorist attacks in the USA on 11 September. All European polyethylene producers saw their margins and profits come under pressure from these negative factors.

In this difficult market climate, DSM Petrochemicals managed to achieve high asset utilization rates, but the operating profit of its polyethylenes business decreased substantially owing to the strong margin squeeze.

The year 2000 had been a poor year for the *polypropylene* (PP) market, but in 2001 the supply-demand balance was restored. Several obsolete plants were closed, a number of others were temporarily shut down and raw materials prices decreased, resulting in a much more favourable market situation. DSM Petrochemicals saw its sales increase in both the extrusion market and the injection moulding market.

A breakthrough was achieved in the marketing of Stamax, an innovative, glassfibre reinforced polypropylene developed by DSM. The automotive industry will use Stamax not only in new models but will soon introduce it in existing models as well, where it will replace metal parts.

The operating profit of DSM Petrochemicals' polypropylenes business improved substantially compared with 2000.

However, the business group's overall operating profit was substantially lower than in 2000.

PROJECTS

- In Geleen (Netherlands) good progress was made in the construction of a new gas phase polypropylene copolymer plant with a capacity of 350,000 tpa, which will replace two obsolete slurry plants.
- The business group successfully introduced a highly durable type of polyethylene (PE-100) for water, gas and pressure pipes.
- The plans to construct a pipeline grid for propylene producers and consumers in the German Ruhr area, the Netherlands and Belgium are beginning to take shape. This project is an initiative of DSM Petrochemicals, along with other industrial parties and governmental bodies.
- Based on integration studies within DSM Petrochemicals, plans were developed in 2001 for a further restructuring in 2002.

DSM FIBRE INTERMEDIATES

DSM Fibre Intermediates produces raw materials for synthetic fibres and plastics. Its most important product is caprolactam, the raw material for nylon 6 (also called polyamide 6). Nylon 6 is used in textile, tyre and carpet yarns and as a high-performance construction material in, for example, the electrics & electronics and automotive industries. Nylon 6 has reached the mature phase of its life cycle, where market demand and selling prices are strongly influenced by economic cycles. It is facing competition from other materials, such as nylon 66, polyester and polypropylene.

DSM Fibre Intermediates has caprolactam plants in the Netherlands and the USA, with a total capacity of 500,000 tpa. Its 12% share of the global caprolactam market and its leading technological position make it the world's largest caprolactam supplier.

DSM Fibre Intermediates also manufactures acrylonitrile, a raw material used in textile yarns. Co-products of this activity are hydrogen cyanide and sodium cyanide. With a market share of 20%, DSM is a major player in the merchant acrylonitrile market in Europe. For acrylonitrile exports outside Europe DSM operates a marketing joint venture with the Spanish company Repsol-Quimica.

BUSINESS REVIEW

Global demand for caprolactam decreased due to the economic slowdown. The downward price trend that began in the second half of 2000 continued throughout 2001. Although raw materials prices and energy prices (which, in the USA, were initially very high) decreased during the year, margins were on average much lower than in 2000.

Plant utilization rates were high on average, except for the Evergreen plant. This plant, operated in a joint venture with Honeywell, processes nylon 6 waste, especially carpet waste, into caprolactam. In September, Evergreen had to temporarily shut down its production activities because market conditions were difficult and its production process was lacking in efficiency.

The acrylonitrile market faced an oversupply situation in 2001 as two new plants came on stream in the USA and Taiwan. This led to price erosion. Downstream businesses were reasonably stable; the ABS business achieved growth in Asia.

DSM Fibre Intermediates' overall margins were lower than in 2000. As a result, the business group's operating result for 2001 was negative, which is much worse than in 2000. To halt this decline, the business group prepared restructuring measures.

PROJECTS

In China the business group's 60/40 joint venture with Nanjing Oriental Chemicals Industrial made good progress as it obtained approval from the State Council. The joint venture aims to purchase a caprolactam plant in Nanjing (province of Jiangsu) and expand it from 50,000 to 140,000 tpa on the basis of DSM's HPO^plus technology. One of the things that still need to be dealt with is the local purchase of raw materials.

The HPO^plus technology also offers good prospects for cost savings in existing plants. The engineering work for these cost saving projects has been completed.

A bench-scale research project aimed at developing a new process for caprolactam based on alternative raw materials was completed. The next stage will be the construction of a demonstration unit.

DSM MELAMINE

Melamine is a heat-resistant and scratch-resistant plastic that is used mainly in impregnating resins and adhesive resins for laminates and panels in the wood-processing industry. Melamine can be combined with softwood to obtain high-quality panels that can replace hardwood. Melamine is also used in car paints, durable plastic tableware and flame retardants. DSM Melamine has a production capacity of 200,000 tpa and is the global market leader in melamine, with a market share of about 25%. DSM Melamine has production plants in the Netherlands (Geleen), the USA (Fortier, La) and Indonesia (Bontang).

BUSINESS REVIEW

Having shown strong growth in 2000, global demand decreased slightly in 2001. The effect of the economic slowdown was compounded by stock rundowns by customers. The Asian melamine market faced an overcapacity situation, except in China, where demand increased. In Europe, supply increased as new plants came on stream in Poland and Austria.

Having recovered in 2000, prices stabilized at a higher level in 2001. In the USA, the price of natural gas (a raw material for melamine) peaked, leading to higher costs. Given the increasing scarcity of wood, demand growth prospects for the long term seem favourable. Melamine supply is expected to keep pace with this growth.

The business group's operating profit was substantially higher than in the unsatisfactory year 2000.

PROJECTS

The construction of a new 40,000-tpa plant in Geleen (Netherlands), which started in 2000, is proceeding as planned. The plant, which will come on stream at the end of 2002, will use a high-pressure liquid-phase process (Shortened Liquid Phase technology, SLP) that requires fewer production steps to produce high-quality melamine. An SLP plant can operate competitively at a smaller scale than a traditional gas-phase plant.

The capacity of the existing gas-phase plant in Geleen (Netherlands) is to be increased to 115,000 tpa. This will be achieved via debottlenecking of the urea plant in Geleen to over 500,000 tpa. Urea is the raw material for melamine.

DSM AGRO

DSM Agro is a Northwest-European player in the field of high-nitrogen fertilizers (such as calcium ammonium nitrate) for grasslands and agricultural crops. The business group primarily supplies to agricultural wholesalers. DSM Agro is the No. 1 fertilizer supplier in the Netherlands and ranks among the market leaders in Germany, France and Belgium. It is the No. 2 supplier of calcium ammonium nitrate in Northwest Europe. Its production facilities are located in Geleen and IJmuiden (Netherlands).

BUSINESS REVIEW

Fertilizer demand in Northwestern Europe was under heavy pressure in the first half of 2001 due to extremely wet weather conditions. Normally the first half of the year is the high season for fertilizer producers, but DSM Agro had to drastically cut down production for several weeks. Sales volumes recovered in the second half of the year but were on the whole about 10% lower than in 2000. One of the reasons was the substitution of calcium ammonium nitrate by urea produced in Eastern Europe. The impact of the foot and mouth disease epidemic that hit the Netherlands and France in March was limited.

At the end of 2001, Vulcaan B.V. (Goor, the Netherlands) and NPK van Eck B.V. (Nieuwegein, also the Netherlands) announced that they will merge their activities and take over Moreels N.V. in Ghent (Belgium). The new company will be one of the major fertilizer wholesalers in Northwestern Europe. Both Vulcaan and Moreels are wholly owned subsidiaries of DSM Agro, which is thus giving up its direct involvement in the market as a fertilizer wholesaler in the Netherlands and Belgium. DSM Agro will have a stake of only 40% in the newly-to-be-formed company.

The rise in raw materials prices that began in 2000 continued into 2001. As a result, selling prices increased for the second consecutive year, compensating in part for lower sales volumes and higher operating costs. Although lower than in 2000, the business group's operating profit for 2001 was still satisfactory.

PROJECTS

DSM Agro successfully completed a number of projects at its ammonia plants in Geleen (Netherlands) leading to significant improvements in energy consumption, process reliability and cost price. The business group also provided a major boost to e-business. On the sell side, it offers farmers facilities for online fertilization advice and online ordering: the placing of orders via the Internet. On the buy side, DSM Agro is offering similar facilities.

Sure, you know DSM. So you may also know that we make materials and components for a great deal of end products. For medicines and foods, but also for computers, mobile phones, laminate floors and even bank notes. In fact, you name it, and DSM has a hand in it. That goes for sports, too. Whether it's skis, snowboards, crash helmets, sportswear or energy drinks, odds are that our people and our products have played a part in it. To improve performance or increase safety. And we keep going, to make things perfect. For you, in your daily life. But also


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partners in sport

OTHER ACTIVITIES

Other activities comprises the new business group DSM Venturing & Business Development, DSM's activities on behalf of Energie Beheer Nederland (EBN), DSM Energy and a number of other activities, such as DSM Services, DSM Research and Stamicarbon.

x € million	2001	2000
net sales*	442	174
operating profit	92	78
operating profit plus amortization and depreciation	148	138
capital expenditure	42	16
workforce at 31 December	4,142	3,617

* before elimination of intra-group supplies

NET SALES* OF OTHER ACTIVITIES

x € million



500
400
300
200
100
0
97
98
99
00
01

* before elimination of intra-group supplies

DSM VENTURING & BUSINESS DEVELOPMENT

In 2000 DSM formulated its *Vision 2005: Focus and Value* strategy, aimed at transforming the company into a specialty company. The DSM Venturing & Business Development business group was formed to help give shape to this ambition. The business group is DSM's window to innovations, new markets and new technologies, complementing the company's time-tested ability to develop new products and markets.

DSM VENTURING & BUSINESS DEVELOPMENT FLOW CHART



THE OUTSIDE WORLD
Idea Screening Business Creation
Decision
Development Projects
Decision
Start-ups
Advice
Grown-ups
DSM Businesses in Life Science Products and Performance Materials

DSM Venturing & Business Development is an *Innovation Engine,* focused on creating value from new businesses in DSM's growth markets. This *Innovation Engine* consists of four parts:

- *Business Creation* monitors the market for new business initiatives in DSM's growth segments: Life Science Products and Performance Materials.
- *Development Projects* analyzes the market potential of the most promising initiatives, compares the associated technologies and cost structures with alternative concepts and develops production methods. All this results in a business plan.
- *Start-ups* develops the new business, either independently or in collaboration with outside partners. DSM Melapur and DSM Solutech are examples of start–ups that have proven their market potential, technological strength and cost efficiency in practice.
- The *Venturing Group* invests in venture capital funds and promising start-ups in businesses related to DSM's growth areas, in order to gain access to new markets and technologies, forge strategic alliances or participate in promising, innovative new ventures.

In addition, DSM Venturing & Business Development manages grown-ups. There are two categories of grown-ups. The first consists of businesses that have successfully completed the start-up phase and are now ready for further growth and expansion, which may involve integrating the business with an existing DSM business group, setting up an entirely new business group within DSM or selling the business to or merging it with another company. The second category of grown-ups consists of businesses whose position within the DSM organization is being reviewed, such as SBR, Methanor and a number of sites that will be closed.

PROJECTS

- *Development Projects* is engaged in a number of projects. An example is the commercialization of Hybrane polymers for a wide range of applications. Hybranes are a family of new, highly branched polymers with special properties and an excellent price/performance ratio compared with linear polymers.

  Another project is the development of an innovative, simple and flexible process for the manufacture of HNBR (hydrogenated nitrile butadiene rubber). This high-performance material is used in the automotive industry in applications requiring a high oil resistance at high temperatures. DSM expects to be able to develop applications in other industries as well.

- *Start-up*: DSM Solutech sold its Solufill product line to Teijin Ltd (Japan). Teijin had been DSM's partner in Solufill since 1997. DSM Solutech now concentrates on the development of Solupor (membranes).

  DSM Melapur, a developer and producer of melamine-based flame retardants, reinforced its position in melamine cyanurate, in which DSM has a global market share of 50%, by introducing a new grade with excellent flow properties. DSM and its outside partners are jointly working on breakthrough developments in the application of melamine phosphate as a flame retardant in engineering plastics. DSM expects demand for environmentally friendly flame retardants to increase, one reason being the introduction of new legislation banning the use of brominated flame retardants.

ENERGIE BEHEER NEDERLAND (EBN)

Energie Beheer Nederland (EBN) is engaged in the exploration, production, processing, sale, transport, storage and distribution of Dutch natural gas on behalf of the State of the Netherlands. In this capacity, EBN has interests in a large number of production consortia and other alliances, as well as in N.V. Nederlandse Gasunie (40%).

At the end of 2001 DSM sold its depositary receipts of EBN to the Dutch State for an amount of € 1,243 million. The transaction has reinforced DSM's equity position and financial ratios. The revenues from the sale will be used for implementing the *Vision 2005: Focus and Value* strategy.

DSM will continue to manage EBN on behalf of the Dutch State and will receive a fee for this.

DSM ENERGY

DSM Energy is engaged in the exploration and production of oil and natural gas in the Dutch section of the Continental Shelf and in the pipeline transportation of oil and gas. The business group is typically involved in joint ventures as a direct, non-operating participant with a stake of up to 25%. DSM Energy has interests in 15 producing oil and gas fields. In addition, the company participates in 10 exploration licences, in which six gas fields have been proven. DSM has applied for production licences for these gas fields.

DSM Energy also has interests in two gas pipeline systems and two oil pipeline systems. The most important interest is a 40% stake in Noordgastransport B.V. (NGT). NGT transports natural gas produced offshore from North Sea fields to the mainland (the Netherlands) by pipeline, processes the gas, brings it to Nederlandse Gasunie specification and distributes it. In 2001 the financial result of the NGT interest was proportionately consolidated with the results of DSM Energy's other activities.

BUSINESS REVIEW

DSM Energy participated in two exploration wells, which were both successful. In the P15 block, BP discovered a relatively small gas field by drilling a well from the P15 gas treatment platform for the existing gas fields in this area. The field was brought into production as early as the fourth quarter.

In block Q1 Clyde Petroleum made a major gas discovery. The gas field extends into block Q4. The recoverable reserves are being assessed and plans are being prepared to bring the field into production in the near future.

The producing fields have been producing for quite some time now and are showing a natural decline in productivity. In the important field F3-FB, this decline was accelerated on account of an increase in water production from the field. Measures have been taken to reduce this.

DSM Energy's daily average output decreased to about 7,850 barrels (2000: 10,500 barrels). The new gas discovery in block Q1 will lead to a considerable increase in DSM's reserves base.

The annual average price for Brent oil decreased from approx. $ 28 to about $ 25 per barrel.

NGT expanded its transport system by adding a pipeline to the A gas field in block G17. The operating profit of the NGT gas transport business was at the good level of the years before 2000.

DSM INDUSTRIAL SERVICES

DSM Industrial Services comprises seven service units which differ greatly in character. Some have a global scope, while others are focused on the Geleen (Netherlands) site. The service units are: *DSM Sales Offices*, *DSM Purchasing Services*, *DSM TechnoPartners* (formerly DSM Engineering; engineering consultancy), *DSM Utility Support Group* (energy and consumables), *DSM Human Resources Services*, *DSM Centre of Management Services* and *Chemelot* (site management and services for the Geleen site).

STAMICARBON

Stamicarbon is responsible for licensing DSM technology and know-how. DSM is the world leader in urea technology, a position underscored by three new contracts concluded in 2001 for the construction of urea fertilizer plants in China, Iran and Qatar. The plants will be based on DSM's Urea 2000plus technology. Stamicarbon is currently designing a urea plant that will have a record capacity of 4,500 tonnes per day, 40% more than today's largest urea plants.

A LDPE plant based on DSM's Clean Tubular Reactor technology that was commissioned by PETLIN (Malaysia) was handed over. PETLIN is a joint venture of Petroliam Nasional Berhad (Malaysia), Polifin International Investments Ltd. (South Africa) and DSM.

NON-CONSOLIDATED COMPANIES

METHANOR

Methanor VoF (30% DSM), a methanol producer, enjoyed a fairly strong demand for methanol and attractive market prices in the first few months of the year. However, as the economy declined, demand slackened and prices decreased sharply, while the price of natural gas decreased only slightly. As a result, Methanor saw its profit margins being eroded. The company's operating profit for 2001 was lower than that for 2000.

EDEA

EdeA VoF is a 50/50 joint venture between DSM and the Essent energy production and distribution company. The joint venture owns, operates and maintains the greater part of the production and distribution facilities for utilities (steam, power, water, etc.) at DSM's Geleen (Netherlands) site.

Heerlen, 13 February 2002

THE MANAGING BOARD OF DIRECTORS,
Peter Elverding, chairman
Jan Zuidam, deputy chairman
Jan Dopper
Henk van Dalen
Feike Sijbesma

CENTRAL WORKS COUNCIL

Matters concerning the company as a whole are dealt with in the consultations between the Managing Board and the Central Works Council, in which the works councils of all DSM subsidiaries in the Netherlands are represented. These consultations are characterized by openness and the willingness to listen to each other in the interests of the company and its employees.

In their regular consultations, the Managing Board and the Central Works Council extensively discussed general developments in the company, the financial results and the Capital Expenditure and Acquisitions Plan for 2001 (including the Financing Plan for 2001). Special attention was paid to the results of the Annual Strategic Review and the progress made in the implementation of *Vision 2005: Focus and Value*, the outcome of the Corporate Strategy Dialogue.

Major items dealt with were the Corporate HR Strategy for 2002-2006, the DSM Values and HR principles and major developments in the field of safety, health and the environment. At the initiative of the Central Works Council, DSM organized a conference on 'Environment and Employee Participation'. According to the participants – managers, SHE professionals and members of consultative committees – the conference should provide considerable impetus, among other things for internal consultations on environmental matters. The conference will be held again in 2002.

In the course of the year, various discussions were held on the activities of and developments in the business groups DSM Anti-Infectives, DSM Bakery Ingredients, DSM Composite Resins and DSM Food Specialties, as well as on activities and developments in the field of Research.

The Central Works Council made positive recommendations on a number of proposals, such as the proposed sale of the depositary receipts of EBN, changes in DSM's organization and the proposed appointment of top executives. The Managing Board promised to give due consideration to the critical comments included in its recommendations and assessments.

In its consultations with the Managing Board of Directors, the Central Works Council asked the Board to heed the interests of the employees in particular. The Central Works Council stressed the need to inform employees at the earliest possible stage about policy proposals that can have important consequences for them and to involve them as much as possible in the decision-making about and the implementation of new developments that are important to them. The Council stressed the importance of good communication throughout the organization as well as between the company and the outside world.

The Central Works Council gave its approval for a number of re-appointments to the Supervisory Board. The Central Works Council considers it important to be able to have regular discussions with members of the Supervisory Board of Directors. It is against this background that the Central Works Council, the Managing Board and the Supervisory Board meet annually. A large part of the 2001 meeting was devoted to Corporate Governance.

In mid-2001 the Central Works Council started on a new three-year term. Mr Bolwerk took over the chairman's gavel from Mr Hamers, who retired from the company. Mr Hamers had been a member of the Central Works Council since its inception in 1973 and acted as its chairman from 1989 until June 2001. Upon his departure, Mr Hamers received the insignia of the Ecclesiastical Knighthood of the Order of St. Sylvester, a high distinction, in recognition of his many achievements in the social field and his untiring dedication in serving the interests of the company's employees.

Employees are kept informed of the outcome of the consultations between the Central Works Council and the Managing Board via a special, periodically published newsletter.

REPORT BY THE SUPERVISORY BOARD OF DIRECTORS TO THE SHAREHOLDERS

In 2001 the composition of the Supervisory Board remained unchanged. According to the rota it was Mr Müller's turn to resign. He was reappointed as Supervisory Board member. The composition of the Audit Committee and the Nomination & Remuneration Committee also remained unchanged.

On 1 January 2001 Mr Zuidam became deputy chairman of the Managing Board, succeeding Mr Ligthart, who, having reached pensionable age, retired from the Board with effect from the same date.

In the year under review the Supervisory Board had seven meetings with the Managing Board. Each of these meetings was preceded by a private Supervisory Board meeting. The Supervisory Board devoted a separate private meeting to the performance of its duties, as well as the composition and performance of the Managing Board of Directors.

The Audit Committee, consisting of Messrs Herkströter (chairman), Müller and Van Woudenberg, had three meetings in 2001. Each of these meetings was also attended by the external auditors. The Committee was installed in 2000, its task being to lay the groundwork for the discussion of DSM's financial figures in the Supervisory Board before their publication and to evaluate the company's risk profile. At the beginning of 2001 the Supervisory Board of Directors established the scope of the Audit Committee's activities.

The Supervisory Board's Nomination & Remuneration Committee, consisting of Messrs Wijffels (chairman), Bodt and Van Woudenberg, had three meetings in 2001. The Committee made recommendations on the filling of vacancies on the Supervisory Board of Directors. These recommendations led to the aforementioned reappointment and to proposals relating to changes in the Supervisory Board to be expected in the more distant future. The Committee also made a recommendation regarding the remuneration of the members of the Managing Board (including a new stock option scheme) and the remuneration of Supervisory Board members. The Supervisory Board adopted these recommendations.

The Supervisory Board and the Managing Board discussed company matters on a regular basis. Various meetings were devoted to in-depth discussions on the progress made in the implementation of DSM's corporate strategy *Vision 2005: Focus and Value*, which was formulated in 2000. In the deliberations about the corporate strategy, particular attention was paid to the business risks associated with the company's activities. The Supervisory Board supports the ambitious growth targets resulting from the corporate strategy *Vision 2005: Focus and Value* and will see to the implementation of this strategy. The Supervisory Board discussed and approved the Capital Expenditure and Financing Plan for 2001, and in every meeting it discussed the financial results and developments at the various company units.

The Supervisory Board devoted a great deal of attention to the Managing Board's proposals for a number of divestments, reorganizations and investments. The Board gave its approval for the sale of DSM Engineering Plastic Products to Quadrant and for the sale of the depository receipts of Energie Beheer Nederland BV (EBN) held by DSM, including all the associated rights, to the State of the Netherlands. The Board further approved the sale of DSM's 50% stake in the DSM Teijin Solutech joint venture to Teijin.

The Board also approved drastic restructuring measures at the Greenville (USA) site as part of the integration of Catalytica Pharmaceuticals, a reorganization at DSM Bakery Ingredients Chile and a number of smaller reorganization projects.

The Board further approved a number of large investment project, notably the construction of a new plant for superstrong Dyneema fibre and an investment in the production of amoxycillin (DSM Anti-Infectives).

In 2001, as in previous years, the Supervisory Board invited the management of a number of DSM units to its meetings to supply information about specific developments. The Board also paid a visit to Dyneema's Manufacturing and R&D site in Heerlen (Netherlands).

The Supervisory Board had a meeting with the Central Works Council and a delegation of the Supervisory Board was present at two meetings of the Central Works Council at which DSM's Annual Report for 2000, the corporate strategy and the Capital Expenditure and Financing Plan for 2001 were discussed.

Discussions were held with the external auditors, Ernst & Young Accountants, about the financial statements and the financial reports. The report by the Managing Board of Directors and the financial statements for 2001 were drawn up by the Managing Board of Directors as at 11 February 2002. In accordance with the provisions of Article 30 of the Articles of Association, the Supervisory Board subsequently adopted the financial statements at its meeting of 13 February 2002. The financial statements have been audited by Ernst & Young Accountants, and provided with an unqualified opinion, which is to be found on page 73 of this report.

We submit the financial statements for approval to the General Meeting of Shareholders. We propose that the shareholders approve the financial statements and discharge the Managing Board from all liability in respect of its managerial activities and the Supervisory Board from all liability in respect of its supervision thereof. The profit appropriation as approved by the Supervisory Board is presented on page 73 of this report.

We are happy to note that despite a strongly deteriorating economic climate, especially in the second half of the year, DSM has succeeded in posting an operating profit which, considering the circumstances, is not unsatisfactory, and has made considerable progress in the implementation of its strategy. We would like to express our sincere appreciation for the company's performance to the Managing Board and would like to thank all DSM employees for their efforts.

Heerlen, 13 February 2002

THE SUPERVISORY BOARD,
Herman Wijffels, chairman
Henk Bodt, deputy chairman
Ad Geers
Cor Herkströter
Okko Müller
Enrique Sosa
Johan Stekelenburg
Cees van Woudenberg

SUPERVISORY BOARD OF DIRECTORS

HERMAN H. WIJFFELS (1942), CHAIRMAN
First appointed: 1987. *End of current term:* 2002.
Nationality: Dutch. *Position:* Chairman of the Social and Economic Council (SER) of the Netherlands; until 15 March 1999 President of the Managing Board of Rabobank Nederland.
Supervisory directorships and other positions held: member of the Supervisory Board of Sara Lee/DE N.V., chairman of the Board of the Dutch Association for the Preservation of Nature and chairman of the Board of Governors of the Catholic University of Brabant.

HENK BODT (1938), DEPUTY CHAIRMAN
First appointed: 1996. *End of current term:* 2004.
Nationality: Dutch. *Position:* retired; last position held: Executive Vice President of Philips Electronics N.V. *Supervisory directorships and other positions held:* member of the Supervisory Boards of ASM Lithography N.V., Neopost SA and Delft Instruments N.V.

AD J. GEERS (1945)
First appointed: 1999. *End of current term:* 2003.
Nationality: Dutch. *Position:* professor of Social Law at Maastricht University. *Supervisory directorships and other positions held:* member of the Supervisory Boards of ENCI N.V., Holding Start B.V. and Royal Mosa B.V.

COR A. HERKSTRÖTER (1937)
First appointed: 2000. *End of current term:* 2004.
Nationality: Dutch. *Position:* retired; last position held: President of Koninklijke Nederlandsche Petroleum Maatschappij N.V. and Chairman of the Committee of Managing Directors of Royal Dutch/ Shell Group. *Supervisory directorships and other positions held:* chairman of the Supervisory Board of the ING Group, member of the Supervisory Boards of BHP Billiton and Hollandsche Beton Groep N.V., chairman of the Advisory Committee on the Listing and Issuing Rules of Euronext Amsterdam N.V., trustee of the International Accounting Standards Committee (IASC), professor of International Management at the University of Amsterdam, chairman of the Supervisory Board of the Erasmus University (Rotterdam), chairman of the social Advisory Council of the Tinbergen Institute, member of the Advisory Council of Robert Bosch and KPMG.

OKKO MÜLLER (1936)
First appointed: 1994. *End of current term:* 2005.
Nationality: German. *Position:* retired; last position held: member of the Managing Boards of Unilever N.V. and Unilever PLC.
Supervisory directorships and other positions held: member of the Präsidium des Aufsichtsrates Unilever Deutschland GmbH.

ENRIQUE J. SOSA (1940)
First appointed: 2000. *End of current term:* 2004. *Nationality:* American. *Position:* retired; last position held: President of BP Amoco Chemicals. *Supervisory directorships and other positions held:* member of the Board of Directors of FMC Corporation.

JOHAN STEKELENBURG (1941)
First appointed: 1998. *End of current term:* 2002.
Nationality: Dutch. *Position:* mayor of Tilburg (Netherlands).
Supervisory directorships and other positions held: chairman of the Supervisory Board of Weekbladpers Groep Uitgevers B.V.; member of the Supervisory Boards of the ING Group N.V., KLM N.V., TenneT B.V. and De Sluis Groep B.V.

CEES VAN WOUDENBERG (1948)
First appointed: 1998. *End of current term:* 2002.
Nationality: Dutch. *Position:* member of the KLM Managing Board.
Supervisory directorships and other positions held: member of the Supervisory Board of Mercurius Group Wormerveer BV and Coöperatieve Verenigde Bloemenveiling Aalsmeer B.A.; member of the management committee of the Confederation of Netherlands Industry and Employers (VNO-NCW); vice-chairman of the management committee of Stichting Management Studies and chairman of the Advisory Board of Deloitte & Touche Human Capital Group.

MANAGING BOARD OF DIRECTORS

PETER A.F.W. ELVERDING (1948) , CHAIRMAN
Position: chairman of DSM's Managing Board since July 1999; member of the Managing Board since October 1995. *Nationality:* Dutch. *Supervisory directorships and other positions held:* member of the Supervisory Board and chairman of the Committee of Delegate Members of the Supervisory Board of N.V. Nederlandse Gasunie, member of the Supervisory Board of De Nederlandsche Bank N.V.; member of the Supervisory Board of N.V. Verenigd Bezit VNU, treasurer of the General Council of the Confederation of Netherlands Industry and Employers (VNO-NCW), chairman of the management committee of Stichting Management Studies. Mr Elverding is also a member of the Supervisory Board of the University of Maastricht and the Transnational University of Limburg and chairman of the Supervisory Board of the Associated Rehabilitation Centres in Limburg.
PETER.ELVERDING@DSM.COM

JAN ZUIDAM (1948), DEPUTY CHAIRMAN
Position: member of DSM's Managing Board of Directors since January 1998. *Nationality:* Dutch. *Supervisory directorships and other positions held:* member of the Supervisory Board and the Committee of Delegate Members of N.V. Nederlandse Gasunie; vice-chairman of the Dutch Chemical Industry Association (VNCI); vice-chairman of the Netherlands Forum for Technology and Science; chairman of the Ministry of Economic Affairs Committee on the Targeted Financing of TNO, member of the Supervisory Board of the Bonnefanten Museum in Maastricht (Netherlands).
JAN.ZUIDAM@DSM.COM

JAN G. DOPPER (1947)
Position: member of DSM's Managing Board of Directors since July 1999. *Nationality:* Dutch. *Supervisory directorships and other positions held:* member of the Advisory Board of organization consultants Wagenaar, Hoes & Associés, board member of Stichting Techniek & Marketing (STEM), board member of the Dutch and Japanese Trade Federation (DUJAT), member of the Industrial Advisory Council of the Dutch Energy Research Centre (ECN), DSM representative at CEFIC.
JAN.DOPPER@DSM.COM

HENK C. VAN DALEN (1952)
Position: member of DSM's Managing Board of Directors since January 2000. *Nationality:* Dutch. *Supervisory directorships and other positions held:* member of the Steering Committee of the Dutch Energy Efficiency Benchmarking Covenant on behalf of the Dutch chemical industry; member of the Steering Committee of the Association of Petrochemical Producers in Europe (APPE); chairman

of the Advisory Council of the Dutch Federation of Rubber and Plastics Industries (NRK); member of the CEFIC Trade Committee; member of the Supervisory Board of Stichting Verpakking en Milieu Pact (SVM) (on behalf of the Dutch polymer sector); member of the Foundation for Responsible Entrepreneurship (SVA); member of the Board of Advisors of AIESEC Nederland; chairman of the board of governors of the Autism Society of the Netherlands, member of the "Ambassadeursnetwerk", a council set up by the Dutch government to promote women's participation in governance and leadership.

✉ HENK.DALEN-VAN@DSM.COM

FEIKE SIJBESMA (1959)

Position: member of DSM's Managing Board of Directors since July 2000. *Nationality:* Dutch. *Supervisory directorships and other positions held:* vice-chairman of the Board and the Executive Committee of EuropaBio; board member of the Wageningen Centre for Food Sciences (WCFS).

✉ FEIKE.SIJBESMA@DSM.COM

OTHER CORPORATE OFFICERS

Corporate Secretary	Paul H. Fuchs (1946)

DIRECTORS OF BUSINESS GROUPS

DSM Fine Chemicals	Henk Numan (1949)
	Jo G. Scholz (1947)
DSM Anti-Infectives	Nico H. Gerardu (1951)
DSM Food Specialties	Robert F. Hartmayer (1952)
DSM Bakery Ingredients	Bert C. Jongejan (1952)
DSM Elastomers	Ben A. van Kooten (1951)
DSM Engineering Plastics	Jos H. Goessens (1951)
DSM Coating Resins	Bernard P. van Schaik (1951)
DSM Composite Resins	Jos L. Schneiders (1951)
DSM Petrochemicals	Frans H. Noteborn (1944)
	Jan Hessel Kruit (1942)
DSM Fibre Intermediates	Dick J. Venderbos (1941)
DSM Melamine	Hans A. Dijkman (1948)
DSM Agro	Don J. Verstegen (1944)
DSM Venturing & Business Development	Paul L. Hamm (1949)

DIRECTORS OF CORPORATE DEPARTMENTS

Finance & Economics	Arnold H. Gratama van Andel (1946)
Legal Affairs	Pieter de Haan (1954)
Personnel & Organization	Ben W. van Dijk (1951)
Planning & Development	Hein Schreuder (1951)
Corporate Communications	Martin P. Lehmann (1961) (until 31 December 2001)
	John McLaren (1963) (from 1 January 2002)
Safety, Health, Environment & Manufacturing	John Prooi (1946)
Chief Technology Officer	Emmo M. Meijer (1951)
DSM Industrial Services	Frans J. Pistorius (1948)
Corporate Operational Audit	Henk Jacobs (1943)
Energie Beheer Nederland	Rob J. Atsma (1946)
Chief Information Officer	Jo G. van den Hanenberg (1947)
Petrochemicals Project	Just J. Fransen van de Putte (1943)
Strategic Projects	Hans C. Van Suijdam (1950)

REMUNERATION DATA

SUPERVISORY BOARD OF DIRECTORS

REMUNERATION

The current members of the Supervisory Board of Directors receive a fixed annual remuneration for their work. In 2001 the chairman received € 40,840 and each of the other members € 27,227. In addition, Supervisory Board members receive an annual remuneration for their membership of Supervisory Board committees (€ 4,000 per committee). Former Supervisory Board members do not receive any remuneration after they have completed their period of office. In 2001 the members of the Supervisory Board of Directors received a total remuneration of about € 255,000, broken down as shown below:

x €	For Supervisory Board membership	For committee membership(s)	Total
H.H.F. Wijffels, chairman	40,840	4,000	44,840
H. Bodt, deputy chairman	27,227	4,000	31,227
A.J.C.M. Geers	27,227	-	27,227
C.A.J. Herkströter	27,227	4,000	31,227
O. Müller	27,227	4,000	31,227
E.J. Sosa	27,227	-	27,227
J. Stekelenburg	27,227	-	27,227
C. van Woudenberg	27,227	8,000	35,227

OPTIONS

No DSM N.V. share option rights are granted to members of the Supervisory Board of Directors. The Supervisory Board members do not possess any DSM N.V. share options acquired by other means, either.

SHARES

At the end of 2001 the members of the Supervisory Board together held 3,042 shares in DSM N.V.

MANAGING BOARD OF DIRECTORS

GENERAL REMUNERATION POLICY AND DETERMINATION OF REMUNERATION PACKAGE

DSM's policy regarding the remuneration of members of its Managing Board of Directors is in line with the policy it pursues for its executives; it is market-based and aimed at attracting, motivating and retaining high-quality officers.

Every year, the Supervisory Board establishes the remuneration package for the members of the Managing Board. The preparation of proposals to that effect has been delegated to the Supervisory Board's Appointments and Remuneration Committee.

FIXED ANNUAL SALARY AND SHORT TERM INCENTIVE (BONUS)

Managing Board members receive the fixed annual salary corresponding to their post immediately upon their joining the Board. The 'at target' bonus they can annually receive amounts to 40% of the fixed annual salary. Since 2001 the bonus scheme has comprised three elements:

- the DSM Group's financial performance (a maximum of 20% of the fixed salary);
- a corporate improvement target;
- a specific target linked to the Group's strategic development (the bonus for this target and the bonus for the aforementioned target together amount to at most 20% of the fixed annual salary).

The targets for Managing Board members are annually defined by the Supervisory Board of Directors, which also annually assesses the Managing Board members' performance in the preceding financial year. The Supervisory Board has discretionary powers in this regard.

From the financial year 2001 onwards, DSM includes in its annual report the bonuses granted for the year under review. In this annual report, the bonuses granted for 2000 are included for the sake of comparison.

The fixed annual salaries and bonuses for the year 2001 for the current members of the Managing Board are as follows:

x €		Bonus for 2001[1]	Bonus for 2000[2]
Peter Elverding, chairman	533,192	106,639	146,344
Jan Zuidam, deputy chairman	426,553	85,311	117,075
Jan Dopper	426,553	85,311	117,075
Henk van Dalen	426,553	85,311	117,075
Feike Sijbesma	426,553	85,311	90,371

[1] Based on results achieved in 2001 and therefore payable in 2002.

[2] Based on results achieved in 2000 and paid out in 2001.

LONG TERM INCENTIVE

By way of Long Term Incentive, Managing Board members are granted share option rights in accordance with the options scheme outlined on page 41. Every year, the Supervisory Board makes an in-principle resolution about the granting or non-granting of options and subsequently determines the option rights to be obtained by members of the Managing Board. The option rights currently held by members of the Managing Board are listed below.

		outstanding at 31 december 2000	options granted in 2001	options excercised in 2001	outstanding at 31 december 2001	excercise price 2001 (in €)	average share price at time of excercise in 2001
Peter Elverding							
Unconditional options	1997	18,000			18,000	25.90	
	1998	18,000			18,000	27.53	
Conditional options	1999	18,000			18,000	26.01	
	2000	22,500			22,500	36.48	
	2001		37,500		37,500	39.98	
	total	**76,500**	**37,500**	-	**114,000**		
Jan Zuidam							
Unconditional options	1997	9,000			9,000	25.90	
	1998	18,000			18,000	27.53	
Conditional options	1999	18,000			18,000	26.01	
	2000	18,000			18,000	36.48	
	2001		30,000		30,000	39.98	
	total	**63,000**	**30,000**	-	**93,000**		
Jan Dopper							
Unconditional options	1997	11,250			11,250	25.90	
	1998	13,500			13,500	27.53	
Conditional options	1999	13,500			13,500	26.01	
	2000	18,000			18,000	36.48	
	2001		30,000		30,000	39.98	
	total	**56,250**	**30,000**	-	**86,250**		
Henk van Dalen							
Unconditional options	1998	11,250			11,250	27.53	
Conditional options	1999	11,250			11,250	26.01	
	2000	18,000			18,000	36.48	
	2001		30,000		30,000	39.98	
	total	**40,500**	**30,000**	-	**70,500**		
Feike Sijbesma							
Conditional options	1999	7,500			7,500	26.01	
	2000	11,250			11,250	36.48	
	2001		30,000		30,000	39.98	
	total	**18,750**	**30,000**	-	**48,750**		

Two thirds of the options granted in 2001 are linked to previously defined performance targets relating to DSM's Total Shareholder Return in comparison with a peer group. These options may be exercisable in whole, in part or not at all, depending on whether DSM has met the target. Apart from the above-mentioned management options, the members of the Managing Board do not possess any options on DSM N.V. shares.

SHARES

At the end of 2001 the members of the Managing Board held 918 shares in DSM N.V.

PENSIONS AND OTHER FRINGE BENEFITS

The pension scheme and other fringe benefits for Managing Board members comprise the usual elements and are market based.

TOTAL REMUNERATION

The total remuneration (including pension costs and other commitments) of Managing Board members amounted to € 3.37 million in 2001 (2000: € 3.22 million). On 1 July 2001 the Managing Board members received a salary increase of about 4%.

OPTION RIGHTS

In 2001 DSM introduced personnel option schemes alongside the existing management option scheme.

MANAGEMENT SHARE OPTIONS

In 2001 several changes were made to the management option scheme. For example, the group of managerial staff who are eligible for management share options was extended to include the entire body of senior DSM executives employed by Dutch DSM units. In 2002, senior DSM executives employed by non-Dutch units will in principle also be eligible for management share options.

Until 2001, share options granted to managers were exercisable after the lapse of three years. This now holds for a third of the options granted. Two thirds of the options granted will be exercisable in whole, in part or not at all after three years, depending on the Total Shareholder Return (TSR) achieved by DSM in comparison with a peer group. If DSM's TSR is considerably better than that of the peer group, these options will be exercisable in whole. In other cases, the options will be exercisable in part or not at all.

Options are granted for a period of eight years, subject to the suspensive condition that they cannot be exercised until three years after the granting date. After this period the options are converted into unconditional options; they can no longer be converted into Stock Appreciation Rights.

These changes have strengthened the scheme's incentive character.

According to the share option granting procedure, the Supervisory Board makes a decision in January as to whether or not any options will be granted. The Dutch Securities and Exchange Commission (STE) is informed in good time about the proposed granting of management options.

The actual granting of management options takes place on the first day on which the DSM share is quoted ex dividend following the Annual General Meeting. The opening price of the DSM share on that day is the exercise price of the option. This exercise price cannot be changed, except when changes are made to the share structure.

The members of the Managing Board and a number of senior officers may exercise their options only in the two weeks following the publication of the first-quarter, first-half and third-quarter results and the results for the whole year and in the two weeks following the Annual General Meeting, and of course only if they do not have insider knowledge at the time of exercise. In addition, members of this group must obtain the approval of an officer ranking one level higher in the organization. Senior officers who are not part of this group may exercise their option rights and SARs without restrictions outside the usual embargo periods, provided they do not have insider knowledge at the time of exercise. For certain individuals or groups the Compliance Officer can define special embargo periods during which they are not allowed to trade in DSM securities.

For an overview of the management options see page 57 of the Financial Statements in this report.

PERSONNEL SHARE OPTIONS

In 2001 a personnel share option scheme came into force for a number of Dutch-based DSM units. For the employees of DSM Gist Services B.V., a personnel share option scheme will come into force in the spring of 2002, the number of options to be granted being based on DSM's results for 2001. In addition, share option schemes are being prepared for the employees of DSM units based outside the Netherlands.

For an overview of the personnel share options see page 57 of the Financial Statements in this report.

INFORMATION ABOUT THE DSM SHARE

SHARES AND LISTINGS

The ordinary shares in DSM N.V. have a nominal value of € 3.00 and are officially listed on the Amsterdam, Frankfurt and Düsseldorf stock exchanges and on the electronic exchange in Switzerland (SWX). In addition, they are traded via SEAQ International in London (SEAQ # 80421). Options on ordinary DSM shares are traded on the European Option Exchange in Amsterdam.

In the USA a sponsored unlisted American Depositary Receipts programme is being run via Citibank NA (Cusip 23332H 202). Until the beginning of December 2001 this programme was run by the Bank of New York. Four ADRs represent one ordinary DSM share.

In 1996, 22.02 million cumulative preference shares A were issued. These are registered shares that are not listed on the stock exchange. They are held by four institutional investors in the Netherlands. The par value of these cumprefs A is € 3.00 and they have been assigned the same voting rights as ordinary shares. The annual dividend on cumprefs A amounts to 6.78% (fixed until 2005) of the issue price of € 10.59 per share.

In 1999 DSM issued 37.5 million cumulative preference shares C. These shares have a par value of € 0.03 per share, which means they carry minimal voting rights. They are held by two institutional investors in the Netherlands and are not listed on the stock exchange. For the years up to and including 2004 the dividend declared on these shares amounts to 5.82% of the issue price of € 3.03 per share.

In 2000 the K-certificates were abolished and the par value of ordinary DSM shares was changed from *ƒ* 6.67 into € 3.00. In 2001 the total number of ordinary DSM shares in issue increased by 156,556. On 31 December it stood at 96,146,418.

DEVELOPMENT OF THE NUMBER OF ORDINARY DSM SHARES

	placed	repurchased	in issue
balance at 31 December 2000	100,934,429	4,944,567	95,989,862
CHANGES			
issue of shares for servicing option rights	-	-136,895	136,895
conversion of Gist-brocades convertible bonds	20,261	-	20,261
other changes	-	600	-600
balance at 31 December 2001	100,954,690	4,808,272	96,146,418

DISTRIBUTION OF SHARES

Under the Dutch Major Holdings Disclosure Act, shareholdings of 5% or more in any Dutch company must be disclosed to that company. The following major holdings have been disclosed:

- Commercial Union Assurance PLC/Delta Lloyd (last disclosure: 8.70%)
- Aegon N.V. (last disclosure: 6.31%)
- ABN AMRO Holding N.V. (last disclosure 5.08%)
- Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (last disclosure: 5.08%)

GEOGRAPHICAL SPREAD OF DSM SHARES IN 2000-2001


100
80
60
40
20
0
00
01
45% Netherlands 44%
22% North America 21%
11% Belgium / Luxembourg 13%
8% United Kingdom 10%
4% Germany 4%
6% Switzerland 6%
4% rest of the World 2%

DIVIDEND PER ORDINARY DSM SHARE


x €
2.0
1.5
1.0
0.5
0
97
98
99
00
01
Interim dividend
Final dividend

TRADING VOLUMES


x € million
15
12
9
6
3
0
1/01
2/01
3/01
4/01

SHARE PRICE DEVELOPMENT 2000-2001


50
45
40
35
30
25
20
1/00
2/00
3/00
4/00
1/01
2/01
3/01
4/01
DSM
AEX
DJ Euro Chem

CONSOLIDATION

The consolidated financial statements include DSM N.V. and the Group companies in which DSM holds more than 50% of the voting capital or in which DSM, owing to supplementary regulations, has control in matters of management and financial policy. The assets, liabilities and profits or losses of these companies are wholly consolidated. Minority interests in the Group's equity and income are stated separately. In addition, the financial data of joint ventures (participations in which policy decisions are made jointly by DSM and third parties on the basis of a partnership agreement) that are important to DSM in terms of sales are included in the consolidated financial statements according to the method of proportionate consolidation.

The profits or losses of companies acquired in the course of the year are incorporated into the consolidated statement of income as from the takeover date. The profits or losses of companies that were sold in the year under review are included in the accounts up to the date of sale.

A list of affiliated companies, drawn up in conformity with Book 2 of the Dutch Civil Code, articles 379 and 414, has been filed at the Trade Registry in Heerlen (The Netherlands).

TRANSLATION OF FOREIGN CURRENCIES

Commercial transactions expressed in foreign currencies are stated in the accounts of the local companies at the relevant day rates or at forward rates if forward contracts have been concluded in connection with those commercial transactions.

Balance-sheet items in foreign currencies are translated at spot rates as at the balance sheet date or at the original forward rate if the exchange risks attaching to the relevant receivables and liabilities have been hedged through forward transactions. As a rule, exchange differences are taken to the statement of income.

Assets and liabilities of foreign participations are translated at the spot rates prevailing at balance sheet date, while the items of the statements of income of foreign participations are translated at the average exchange rates of the period under review. Exchange differences arising from translation of the net investment in these companies are taken to Other reserves. The same applies to exchange differences arising from foreign currency loans and other financial instruments in so far as such instruments hedge the currency-exchange risk associated with foreign Group companies.

The positions resulting from currency swaps are included in the balance sheet and netted out with the balance-sheet item concerned. Exposures resulting from forward exchange contracts are included in the balance sheet as deferred income or deferred liabilities. The exchange differences resulting from the translation of currency swaps and forward exchange contracts at the spot rate as at the balance sheet date are taken to Balance of financial income and expense or to Other operating costs, as are the exchange differences relating to the underlying balance-sheet items.

INTANGIBLE FIXED ASSETS

Goodwill is capitalized and amortized over its estimated useful life, with a maximum of 20 years. The goodwill paid up to and including 1999 was charged directly to shareholders' equity.

Licences and patents are stated at cost less amortization calculated on a straight-line basis and amortized in 4 years.

TANGIBLE FIXED ASSETS

Tangible fixed assets are carried at cost less depreciation calculated on a straight-line basis or at recoverable value, if this is permanently lower. Office buildings are generally depreciated in 30 years, other buildings in 20 years, plant and machinery in 10 years.

Expenditure relating to planned turnarounds and inspections of sizeable magnitude is separated from the initial investment and depreciated over the period up to the first scheduled turnaround. The expenditure relating to this turnaround and subsequent turnarounds is then capitalized and depreciated.

Where the property development period is in excess of 12 months, interest expense during construction is capitalized.

FINANCIAL FIXED ASSETS
Consolidated participations are valued according to DSM Group policies.

Non-consolidated companies over which DSM has a significant degree of control (generally 20% or more of the voting rights attached to the shares) are valued on the basis of DSM's share in these companies' equity, which is determined in accordance with DSM Group policies. Other non-consolidated companies are accounted for at acquisition price or market value, whichever is the lower.

Long-term receivables are shown at face value, where necessary after deduction of a value adjustment.

Other securities are valued at the lower of costs, recoverable value or market value.

INVENTORIES
Raw materials and consumables are valued at cost, i.e. historical purchase prices plus additional costs or the net realizable value, whichever is lower.

Work in progress and finished products are valued at manufacturing cost, less an allowance for obsolescence where necessary. Internal storage costs, selling expenses and interest charges are not taken into account in determining manufacturing cost. Where the market selling price at balance sheet date or during the time of sale of existing inventories is lower than manufacturing cost, valuation is based on the net realizable price. Products whose manufacturing cost cannot be calculated because of shared cost components are stated at net realizable price after deduction of a margin.

Unrealized intercompany results are eliminated in the valuation of inventories.

RECEIVABLES
Receivables are stated at face value less an allowance for doubtful debts. Also included is the portion of receivables forming part of the financial fixed assets that falls due within one year.

CASH
Items hereunder are stated at face value.

EQUALIZATION ACCOUNT
Investment grants to be credited to the operating profit in the future are carried in the Equalization account.

PROVISIONS
Provisions are shown at face value, except the Provision for pension liabilities, which is determined on the basis of present cash value by actuarial methods.

LIABILITIES
These are stated at face value. Amounts payable within one year on long-term liabilities are included under Current liabilities.

OPERATING INCOME
Operating income is recorded in the Statement of income on the date on which the goods or services concerned are delivered.

Investment grants are credited to the operating profit (under Other operating income) on a pro rata basis, in accordance with the useful life of the assets in question.

OPERATING COSTS
Operating costs are calculated on a historical cost basis. The cost of raw materials and consumables is generally determined on the basis of the FIFO method. Intra-group supplies are invoiced at market prices.

Research and development expenses are charged to the operating profit in the period in which they are incurred.

BALANCE OF FINANCIAL INCOME AND EXPENSE
Premiums or discounts on loans are carried as a correction on interest charges, spread over the term of the loans concerned. Interest receipts and interest payments resulting from interest swaps are regarded as corrections on the interest expenses.

CORPORATE TAX
Besides the taxes currently payable or receivable for the year under review, this item also includes the deferred tax assets and liabilities. Deferred tax assets and liabilities are calculated at the tax rates effective at the end of the year under review, or at the rates effective in the years to come in so far as these have already been determined by law. Deferred tax liabilities relating to withholding taxes are included only if and to the extent that DSM intends to distribute the profits made by subsidiaries in the form of dividend in the near future.

PROFIT OF NON-CONSOLIDATED COMPANIES
The share in the profit of non-consolidated companies is determined in proportion to the respective holdings owned by the Group in the year under review, after deduction of applicable taxes.

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

ASSETS x € million	2001	2001	2000	2000
FIXED ASSETS				
intangible fixed assets [1]	594		75	
tangible fixed assets [2]	3,607		3,130	
financial fixed assets [3]	241		1,326	
		4,442		4,531
CURRENT ASSETS				
inventories [4]	1,171		1,224	
receivables [5]	1,814		1,888	
cash [6]	1,148		204	
		4,133		3,316
total		8,575		7,847

GROUP EQUITY AND LIABILITIES x € million	2001	2001	2000	2000
GROUP EQUITY [7]				
shareholders' equity	4,239		3,040	
minority interests' share	59		30	
		4,298		3,070
equalization account [8]		30		27
provisions [9]		809		857
long-term liabilities [10]		1,533		1,482
current liabilities, interest-bearing [11]		482		870
current liabilities, non-interest-bearing [11]		1,423		1,541
total		8,575		7,847

CONSOLIDATED STATEMENT OF INCOME

x € million		2001		2000
net sales [12]	7,970		8,090	
other operating income [13]	8		274	
total operating income		7,978		8,364
amortization and depreciation [14]	-521		-503	
other operating costs [15]	-6,936		-7,110	
total operating costs		-7,457		-7,613
operating profit [16]		521		751
balance of financial income and expense [17]		-97		-57
profit on ordinary activities before taxation		424		694
tax on profit on ordinary activities [18]		-69		-171
profit of non-consolidated companies		14		48
profit on ordinary activities after taxation		369		571
extraordinary profit after taxation [19]		1,045		10
group profit after taxation		1,414		581
minority interests' share in profit		1		-1
net profit		1,415		580
net profit		1,415		580
dividend on cumulative preference shares		-22		-22
net profit available to holders of ordinary shares		1,393		558
average number of ordinary shares (x 1,000)		96,090		96,160
net profit per ordinary share in €		14.50		5.80
net profit per ordinary share in €, after dilution		14.45		5.79

x € million		2001		2000
OPERATING ACTIVITIES				
net profit	1,415		580	
adjustments to reconcile net profit with net cash provided by operating activities:				
– amortization and depreciation	521		503	
– other changes in book value	110		-	
– revenue from divestments	-1,229		-13	
– profit or loss of non-consolidated companies	-14		-37	
– dividends paid by non-consolidated participations	26		23	
– change in working capital	-58		-60	
– change in equalization account	2		-5	
– change in provisions	-37		-63	
– other changes	28		-45	
net cash provided by operating activities		764		883
INVESTING ACTIVITIES				
investments in:				
– intangible fixed assets	-2		-17	
– tangible fixed assets	-650		-598	
takeover price of consolidated companies acquired	-6		-14	
proceeds from sale of tangible fixed assets	17		6	
takeover price of consolidated companies sold	204		26	
financial fixed assets:				
– acquisitions	-		-883	
– capital payments	-23		-33	
– capital refund	25		-	
– proceeds from sale of participations	1,244		2	
– change in loans granted	-5		-19	
net cash provided by/used in investing activities		804		-1,530
DIVIDEND PAID		-197		-87
FINANCING ACTIVITIES				
loans taken up	8		510	
redemption of loans taken up	-46		-106	
changes in debts to credit institutions	-400		468	
purchase of Gist-brocades convertible bonds	-1		-1	
purchase of own shares	-		-119	
share issue	4		1	
changes in minority interests	2		-1	
net cash used in/provided by financing activities		-433		752
		938		18
effects of changes in consolidation		18		9
exchange differences relating to cash held		-12		18
change in cash		944		45
cash at beginning of year		204		159
cash at year-end		1,148		204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

Unless stated otherwise, all amounts are in € million.

In conformity with Book 2 of the Dutch Civil Code, article 402, a condensed statement of income is included in the DSM N.V. accounts.

CHANGE IN PRESENTATION

With effect from 2001 a number of businesses have been transferred to different clusters, mainly in connection with the formation of the DSM Petrochemicals business group. DEX Plastomers VoF, Specialty Compounds N.V. and a number of specialty polymer businesses have been transferred from DSM Petrochemicals to the Performance Materials cluster. The ABS tolling activities have been transferred from DSM Petrochemicals to Other activities. The SBR activities, which were previously part of the Performance Materials cluster, are now included in Other activities. These changes had a slight effect on the sales figures for the various clusters but did not materially affect the profit figures.

CHANGE IN ACCOUNTING POLICIES

In the financial year 2000 DSM made a start on a change in its accounting policies, involving a gradual change-over to the application of International Accounting Standards. The main changes implemented since 2000 are listed below:

FROM THE FINANCIAL YEAR 2000 ONWARDS
- Goodwill is capitalized and amortized over its estimated useful life, with a maximum of 20 years. The goodwill paid up to and including 1999 was charged directly to Shareholders' equity.

FROM THE FINANCIAL YEAR 2001 ONWARDS
- The financial data of joint ventures that are important to DSM in terms of sales are included in the consolidated financial statements according to the method of proportionate consolidation. The additional criterion that the participation should be directly involved in DSM's core activities no longer applies.
- Pre-operating and start-up expenses relating to major investment projects, which used to be capitalized and amortized over a period of six years, are now immediately charged to the operating profit, except when they relate to the construction and start-up of new plant, in which case they are capitalized as part of the cost of the plant concerned.
- Expenditure relating to planned turnarounds and inspections of sizeable magnitude is separated from the initial investment and depreciated over the period up to the first scheduled turnaround. The expenditure relating to this turnaround and subsequent turnarounds is then capitalized and depreciated. Previously, these costs were equalized via a provision.
- Where the property development period is in excess of 12 months, interest expense during construction is capitalized. Up to and including 2000 this rule applied for very large investment projects only.
- Raw materials and consumables are now valued at cost or net realizable value, whichever is lower. Up to and including 2000, valuation was based on the cost of these items or their price on the procurement market, whichever was lower, on the balance-sheet date or during the time needed to deplete the existing stock.
- Investment grants are now accounted for under Other operating income. Up to and including 2000, these grants were credited to Other operating costs.

The changes implemented in 2001 did not materially affect the net profit.

CURRENCY EXCHANGE RATES

The currency exchange rates that were used in drawing up the consolidated statements are listed below for the most important currencies.

1 Euro =	EXCHANGE RATE AT BALANCE SHEET DATE		AVERAGE EXCHANGE RATE	
	2001	2000	2001	2000
US dollar	0.88	0.93	0.89	0.92
pound sterling	0.61	0.62	0.62	0.61
Japanese yen	115.44	106.74	108.56	99.29

ACQUISITIONS AND DIVESTMENTS

ACQUISITIONS

At the end of December 2000 DSM completed the acquisition of Catalytica Pharmaceuticals (Mountain View, CA, USA). The takeover sum of € 883 million was paid in cash and was included in the consolidated balance sheet as at 31 December 2000 under financial fixed assets. It included goodwill to an amount of € 549 million. Effective 1 January 2001, DSM Catalytica Pharmaceuticals became a business unit operating as part of the DSM Fine Chemicals business group, and its financial data were fully consolidated. The overview below shows how the consolidation of DSM Catalytica Pharmaceuticals affected DSM's consolidated balance sheet.

ASSETS:	
intangible fixed assets (goodwill)	549
tangible fixed assets	268
financial fixed assets	-883
current assets	213
	147
GROUP EQUITY AND LIABILITIES:	
provisions	52
current liabilities	95
	147

DSM Anti-Infectives increased its stake in Max-GB Ltd. (India) from 74% to 95%.

DIVESTMENTS

The sale of the DSM Engineering Plastic Products business group to Quadrant Holding, a Swiss company, which we reported in the 2000 Annual Report, took effect on 1 January 2001. From this date onwards, the financial figures of this business group were no longer included in DSM's consolidated figures.

On 18 November 2001 the State of the Netherlands and DSM reached agreement on the sale of the depositary receipts in Energie Beheer Nederland BV (EBN) for € 1,243 million. The transaction took place on 28 December 2001. The book profit on this transaction is accounted for under extraordinary income. The book value of Energy Beheer Nederland BV was entirely accounted for under financial fixed assets.

The DSM Venturing & Business Development business group sold its 50% stake in the DSM Teijin Solutech Ltd. joint venture.

(1) INTANGIBLE FIXED ASSETS

	TOTAL	GOODWILL	LICENCES AND PATENTS	PRE-OPERATING AND START-UP EXPENSES
BALANCE AT 31 DECEMBER 2000				
cost	179	1	121	57
amortization	104	-	66	38
book value	75	1	55	19
CHANGES IN BOOK VALUE				
capital expenditure	2	-	2	-
consolidation of DSM Catalytica Pharmaceuticals	549	549	-	-
other changes in consolidation	4	-	2	2
amortization	-52	-29	-15	-8
exchange differences	30	30	-	-
transfer to tangible fixed assets	-13	-	0	-13
other changes	-1	1	-2	-
	519	551	-13	-19
BALANCE AT 31 DECEMBER 2001				
cost	690	582	108	-
amortization	96	30	66	-
book value	594	552	42	-

(2) TANGIBLE FIXED ASSETS

	TOTAL	LAND AND BUILDINGS	PLANT AND MACHINERY	OTHER FIXED ASSETS	IN COURSE OF REALIZATION OR PREPAID	NOT USED FOR OPERATIONAL PURPOSES
BALANCE AT 31 DECEMBER 2000						
cost	8,831	1,210	6,563	481	552	25
depreciation	5,701	567	4,777	347	0	10
book value	3,130	643	1,786	134	552	15
CHANGES IN BOOK VALUE						
capital expenditure	650	15	150	75	410	-
consolidation of DSM Catalytica Pharmaceuticals	268	79	109	0	80	-
other changes in consolidation	118	-2	111	3	6	0
put into operation	-	70	344	22	-436	0
depreciation	-469	-59	-357	-53	-	-
other changes in book value	-109	-10	-90	-3	-6	-
disposals	-22	-6	-12	-4	0	-
exchange differences	27	6	18	-1	4	0
other	14	2	18	-4	-2	-
	477	95	291	35	56	0
BALANCE AT 31 DECEMBER 2001						
cost	9,637	1,353	7,147	509	609	19
depreciation	6,030	615	5,070	340	1	4
book value	3,607	738	2,077	169	608	15

Other changes mainly relate to the transfer of pre-operating and start-up costs, which used to be accounted for under Intangible fixed assets, as a result of the change in accounting policies mentioned on page 51.

Included is an amount of € 1 million (31 December 2000: € 3 million) for assets acquired under financial lease agreements. The related commitments are included under Other liabilities.

A geographic breakdown of capital expenditure on tangible fixed assets and their book value is given below:

	CAPITAL EXPENDITURE		BOOK VALUE AT 31 DECEMBER	
	2001	2000	2001	2000
The Netherlands	387	256	1,842	1,731
other EU countries	114	272	894	915
	501	528	2,736	2,646
North America	122	47	606	232
rest of the world	27	23	265	252
total	650	598	3,607	3,130

(3) FINANCIAL FIXED ASSETS

	TOTAL	NON-CONSOLIDATED COMPANIES		OTHER SECURITIES	OTHER RECEIVABLES
		share in equity	loans		
balance at 31 December 2000	1,326	1,194	103	12	17
CHANGES					
share in profit	14	14	-	-	-
dividends	-26	-26	-	-	-
capital payments	23	15	-	8	-
advances	9	-	7	-	2
redemptions	-2	-	-1	-	-1
consolidation of DSM Catalytica Pharmaceuticals	-883	-883	-	-	-
sale of depositary receipts in Energie Beheer Nederland BV	-129	-129	-	-	-
other changes in consolidation	-103	-70	-34	-1	2
exchange differences	1	0	2	-	-1
transfer to short-term receivables	-5	-	-5	-	0
other	16	2	-1	-	15
balance at 31 December 2001	241	117	71	19	34

Most of the remaining changes are transfers between balance-sheet items.

(4) INVENTORIES

	2001	2000
raw materials and consumables	339	330
work in progress	61	69
finished products	771	825
total	1,171	1,224

As a result of the consolidation of DSM Catalytica Pharmaceuticals with effect from 1 January 2001 inventories increased by € 89 million.

(5) RECEIVABLES

	2001	2000
trade accounts receivable	1,304	1,377
receivable from non-consolidated companies	51	80
corporation tax receivable	129	159
other taxes and social security contributions	132	90
other receivables	114	88
deferred items	84	94
total	1,814	1,888

As a result of the consolidation of DSM Catalytica Pharmaceuticals, the item receivables increased by € 77 million with effect from 1 January 2001.

(6) CASH

	2001	2000
deposits	944	35
cash, bank, giro	204	169
total	1,148	204

Deposits increased mainly as a result of the sale of the depositary receipts in Energy Beheer Nederland B.V. to the Dutch State on 28 December 2001.

(7) GROUP EQUITY

	SHARE CAPITAL	SHARE PREMIUM	OTHER RESERVES	SHARE-HOLDERS' EQUITY	MINORITY INTERESTS' SHARE	GROUP EQUITY
BALANCE AT 31 DECEMBER 2000	370	548	2,122	3,040	30	3,070
CHANGES:						
final dividend for 2000	-	-	-134	-134	-	-134
interim dividend for 2001	-	-	-63	-63	-	-63
final dividend on cumprefs in 2001	-	-	-15	-15	-	-15
net profit for 2001	-	-	1,415	1,415	-1	1,414
exchange differences	-	-	3	3	2	5
tax on exchange differences	-	-	-11	-11	-	-11
change in consolidation	-	-	-	-	26	26
other changes	0	0	4	4	2	6
balance at 31 December 2001	370	548	3,321	4,239	59	4,298

SHARE CAPITAL

On 31 December 2001 the authorized share capital amounted to € 1,125 million distributed over 153,480,000 ordinary shares, 22,020,000 cumulative preference shares A and 187,500,000 cumulative preference shares B with a par value of € 3.00 each, and 1,200,000,000 cumulative preference shares C with a par value of € 0.03 each.

The changes in the number of shares in 2001 are shown in the table below.

	NUMBER OF SHARES IN ISSUE			NUMBER OF ORDINARY SHARES REPURCHASED
	ordinary	cumprefs A	cumprefs C	
SITUATION AS AT 31 DECEMBER 2000	100,934,429	22,020,000	37,500,000	4,944,567
share issue in connection with exercise of options	-	-	-	-136,895
share issue in connection with conversion of Gist-brocades convertible bonds and registered shares	20,261	-	-	-
other changes	-	-	-	600
SITUATION AS AT 31 DECEMBER 2001	100,954,690	22,020,000	37,500,000	4,808,272
number of repurchased shares as at 31 December 2001	4,808,272	-	-	
number of shares in issue as at 31 December 2001	96,146,418	22,020,000	37,500,000	

The average number of ordinary shares outstanding in 2001 was 96,089,816.

OPTIONS

In 2001 DSM introduced a personnel share option scheme alongside the existing management share option scheme.

OVERVIEW OF OPTION RIGHTS

	OUTSTANDING AS AT 31 DEC. 2000	IN 2001 options granted	IN 2001 options or SARs exercised	IN 2001 expired options	IN 2001 converted into uncon-ditional options	IN 2001 options converted into SARs	OUTSTANDING AS AT 31 DEC. 2001	EXERCISE PRICE (IN €)	EXERCISE PERIOD
unconditional options									
1997	163,200	-	-99,250	-	-	-	63,950	25.90	until 15 Jan. 2002
1998	302,600	-	-34,000	-	-	-	268,600	27.53	until 15 Jan. 2003
1999	-	-	-	-	23,250	-	23,250	26.01	until 14 Jan. 2007
2000	-	-	-	-	23,250	-	23,250	36.48	until 31 March 2008
2001	-	-	-	-	29,750	-	29,750	39.98	until 30 March 2009
conditional options									
1999	386,250	-	-	-1,500	-23,250	-27,000	334,500	26.01	from 14 Jan. 2002 until 14 Jan. 2007
2000	453,000	-	-	-1,500	-23,250	-27,000	401,250	36.48	from 31 March 2003 until 31 March 2008
2001	-	1,237,875	-	-10,750	-29,750	-	1,197,375	39.98	from 30 March 2004 until 30 March 2009
stock appreciation rights									
1999	27,000	-	-	-	-	27,000	54,000	26.01	until 14 Jan. 2007
2000	4,500	-	-	-	-	27,000	31,500	36.48	until 31 March 2008
total	1,336,550	1,237,875	-133,250	-13,750	-	-	2,427,425		

Of the 1,237,875 options granted in 2001, 787,750 were subject to the condition that DSM should achieve a predefined performance target. These options will be exercisable in whole, in part or not at all, depending on the Total Shareholder Return achieved by DSM in comparison with a peer group.

In 2001, DSM share option rights were granted to 244 senior officers.

OVERVIEW OF PERSONNEL SHARE OPTIONS

	OUTSTANDING AS AT 31 DEC. 2000	IN 2001 granted	IN 2001 exercised	IN 2001 options	OUTSTANDING AS AT 31 DEC. 2001	EXERCISE PRICE (IN €)	EXERCISE PERIOD
over 1999	-	252,400	-1,735	-3,520	247,145	39.60	Feb. 2006
over 2000	-	414,410	-1,910	-5,734	406,766	39.98	March 2006
total	-	666,810	-3,645	-9,254	653,911		

In 2001 share options were granted on the basis of DSM's results for 1999 and 2000. A total of 6,488 employees were granted options based on DSM's results for 1999 and a total of 7,113 on the basis of DSM results for 2000.

SHARE PREMIUM

Of the total Share premium of € 548 million, an amount of € 139 million can be regarded as wholly free of tax.

REPURCHASED SHARES

On 31 December 2000 DSM N.V. possessed 4,944,567 repurchased ordinary shares (nominal value € 15 million, 4.0% of the issued share capital). In 2001, DSM used 136,895 ordinary shares for servicing option rights.

On 31 December 2001 DSM possessed 4,808,272 repurchased ordinary shares (nominal value € 14 million, 3.9% of the issued share capital). The average acquisition price of the repurchased shares was € 33.18 per ordinary share. The total amount involved in the repurchase of ordinary shares, € 160 million (2000: € 163 million), was deducted from the item Other reserves in the balance sheet. Of the repurchased shares, 3,081,336 shares will be used for servicing option rights granted in the past. The remaining 1,726,936 shares will be available for servicing management and personnel share option rights to be granted in the future.

(8) EQUALIZATION ACCOUNT

BALANCE AT 31 DECEMBER 2000	27
CHANGES:	
new claims	8
released to the statement of income	-5
balance at 31 December 2001	30

(9) PROVISIONS

Provisions decreased by € 48 million. This is the net effect of the following changes:

	BALANCE AT 31 DECEMBER 2000	ADDITIONS CHARGED AGAINST THE PROFIT	WITHDRAWALS FOR INTENDED PURPOSES	EXCHANGE DIFFERENCES	CHANGES IN CONSOLIDATION	OTHER	BALANCE AT 31 DECEMBER 2001
pensions and other personnel costs	244	18	-58	0	-2	14	216
deferred taxes	164	-	-	1	13	-71	107
reorganization costs and severance payments	173	101	-112	3	45	4	214
environmental costs	121	-	-7	1	6	-13	108
cost equalization	21	7	-17	-	-	-11	-
commitments relating to non-consolidated participating interests	34	-	-	0	-16	13	31
other provisions	100	91	-56	0	-	-2	133
total	857	217	-250	5	46	-66	809

As a result of the consolidation of DSM Catalytica Pharmaceuticals, provisions increased by € 52 million with effect from 1 January 2001.

The provisions that can be regarded as long term amounted to a total of € 557 million.

The changes under the heading 'Other' include amounts relating to the release of a number of provisions made in the past, which are no longer considered necessary. They further include transfers to and from other balance-sheet items.

The Provision for pensions and other personnel costs concerns, among other things, the pension commitments, past service commitments and early retirement schemes which the company has kept under its own control.

In many countries, DSM offers its employees pension schemes. These schemes are geared to national legislation, national tax laws, local customs and the economic situation of the country concerned. This implies that the nature of the schemes varies from one country to another. The pension schemes offered to most employees in the Netherlands, the United Kingdom and North America are final-pay systems, in which pension rights are based primarily on period of service and (average) final salary. Most of these pension commitments have been placed with independent pension funds and life insurance companies and have been paid up. In some countries, DSM companies offer their retired employees additional allowances (mainly for medical expenses) besides pensions. In 2001 the amount that was added to the Provision for pensions and other personnel costs was lower than usual because the existing provision was already virtually sufficient.

The Provision for deferred taxes relates to future fiscal liabilities resulting from, among other things, temporary differences between equity calculated on an economic basis and equity determined for tax purposes.

The withdrawal from the Provision for reorganization costs and severance payments concerns costs incurred in the restructuring of operating activities, in particular at DSM Anti-Infectives and DSM Fine Chemicals. The addition was for the greater part charged to the extraordinary profit. See note (19).

The Provision for environmental costs relates to soil cleanup obligations, among other things.

The cost equalization provision mainly concerns expenditure on major maintenance projects. This provision was discontinued in 2001.

Several items have been combined under Other provisions, for example provisions for obligations relating to the ongoing Operational Excellence programme, obligations ensuing from drilling platform decommissioning and site restoration and a provision for a loss-making contract.

(10) LONG-TERM LIABILITIES

	2001	2000
debenture loans	1,361	1,318
private loans	161	146
other liabilities	11	18
total	1,533	1,482

This item includes an amount of € 1 million (31 December 2000: € 2 million) in loans that have been contracted by subsidiaries of DSM N.V. and subordinated to all debts that these subsidiaries owe to third parties.

DEBENTURE LOANS

	2001	2000
4.75% NLG loan 1994-2004	1	2
6.25% NLG loan 1996-2006	136	136
4.75% EUR loan 1998-2005	383	383
6.25% USD loan 1999-2004	171	162
6.75% USD loan 1999-2009	284	269
6.38% EUR loan 2000-2007	386	366
total	1,361	1,318

The 4.75% NLG loan 1994-2004 concerns the remaining subordinated convertible bonds issued by Gist-brocades. The effects of interest-rate risk management are described on page 68 under Market value of loans. The EUR loan contracted in 2000 has been swapped into dollars to hedge the dollar translation risk.

PRIVATE LOANS

	2001	2000
9.22% NLG loan 1990-2005	16	18
8.00% NLG loan 1992-2002	-	11
7.95% NLG loan 1993-2003	46	54
5.05% NLG loan 1998-2004	25	25
other loans	74	38
total	161	146

For private loans, an amount of € 2 million (31 December 2000: € 2 million) has been furnished in mortgage collateral. In addition, agreements governing loans with a residual amount at 31 December 2001 of € 1,488 million, of which € 21 million of a short-term nature (31 December 2000: € 1,446 million, of which € 21 million short-term) contain clauses restricting the provision of securities. At 31 December 2001, long-term liabilities to a total of € 690 million had a remaining term of more than 5 years. Of this amount, € 670 million related to debenture loans and € 20 million to private loans.

The schedule of repayment of long-term liabilities is as follows:

2002	74
2003	209
2004 and 2005	560
2006 through 2010	690
total	1,533

The repayments scheduled for 2002, totalling € 52 million, are included under Current liabilities.

Breakdown of long-term liabilities by currency:

	2001	2000
EUR	673	677
NLG	839	805
USD	13	-
JPY	7	-
other currencies	1	0
total	1,533	1,482

On balance, long-term liabilities increased by € 51 million owing to the following changes:

BALANCE AT 31 DECEMBER 2000	1,482
CHANGES	
loans taken up	8
transfer to current liabilities	-45
exchange differences	42
change in consolidation	53
other	-7
balance at 31 december 2001	1,533

The average effective interest rate on total long-term interest-bearing liabilities (including the part transferred to current liabilities at 31 December 2001 and including the interest rate and exchange rate instruments associated with the loans) amounted to 5.7% in 2001 (2000: 5.4%).

(11) CURRENT LIABILITIES

	2001	2000
CURRENT LIABILITIES, INTEREST-BEARING		
debenture loans and private loans	33	37
credit institutions	430	823
other liabilities	19	10
total	482	870

	2001	2000
CURRENT LIABILITIES, NON-INTEREST-BEARING		
received in advance on orders	27	10
suppliers and trade credits	776	914
notes and cheques due	6	7
owing to non-consolidated companies	18	37
taxes and social security contributions	103	146
pensions	9	11
other liabilities	285	246
deferred items	199	170
total	1,423	1,541

As a result of the consolidation of DSM Catalytica Pharmaceuticals, non-interest-bearing liabilities increased by € 95 million with effect from 1 January 2001.

COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

	2001	2000
rents and operational lease	60	72
guarantee obligations on behalf of non-consolidated companies and third parties	144	78
outstanding orders for projects under construction	59	82
other	12	26
total	275	258

Most of the outstanding orders for projects under construction will be completed in 2002.

The commitments as regards rents and operational lease are spread as follows:

2002	12
2003	9
2004	7
2005 and 2006	7
after 2006	15
	50

(12) NET SALES

Net sales comprises the income from the supply of goods and services to third parties less discounts and sales taxes.

In the year under review net sales remained virtually unchanged from 2000. A breakdown of supplies and net sales is given below.

	SUPPLIES 2001	NET SALES 2001	%	SUPPLIES 2000	NET SALES 2000	%
Life Science Products	2,304	2,237	28.1	1,955	1,853	22.9
Performance Materials	1,935	1,855	23.3	2,204	2,188	27.1
Polymers & Industrial Chemicals	3,755	3,453	43.3	4,216	3,877	47.9
Other activities	442	425	5.3	174	172	2.1
intra-group supplies	-466	-	-	-459	-	-
total net sales	7,970	7,970	100.0	8,090	8,090	100.0

The following is a geographical breakdown of net sales:

	2001	%	2000	%
BY ORIGIN				
Europe	6,114	76.7	6,538	80.8
North America	1,319	16.6	1,116	13.8
Other continents	537	6.7	436	5.4
total	7,970	100.0	8,090	100.0

	2001	%	2000	%
BY DESTINATION				
Europe	5,225	65.5	5,507	68.0
North America	1,455	18.3	1,282	15.9
Other continents	1,290	16.2	1,301	16.1
total	7,970	100.0	8,090	100.0

(13) OTHER OPERATING INCOME

	2001	2000
change in inventories of finished products and work in progress	-134	159
own work capitalized	15	12
sundry	127	103
total	8	274

The item Change in inventories of finished products and work in progress relates to the difference in value between opening and closing inventories.

Own work capitalized relates to internally generated fixed assets included under Operating costs.

Other operating income includes both DSM's share in the net profit of Energie Beheer Nederland B.V. and government grants.

(14) AMORTIZATION AND DEPRECIATION

	2001	2000
amortization and depreciation of intangible and tangible fixed assets	515	461
other changes in book value of intangible and tangible fixed assets	6	42
total	521	503
of which amortization of goodwill	29	-

(15) OTHER OPERATING COSTS

	2001	2000
raw materials and consumables	4,104	4,449
work subcontracted and other external expenses	1,580	1,463
wages and salaries	1,026	927
pension charges	26	74
other social charges	199	190
sundry	1	7
total	6,936	7,110

For an explanation of the pension charges see Note (9) to the Provision for pensions and other personnel costs.

Wages and salaries relate to the following average workforce totals by cluster:

	2001	2000
Life Science Products	10,060	8,702
Performance Materials	3,528	4,796
Polymers & Industrial Chemicals	4,032	4,551
Other activities	4,026	3,471
total	21,646	21,520

The workforces of consolidated joint ventures have been included in the above table on a proportionate basis.

(16) BREAKDOWN OF OPERATING PROFIT

The table below shows a breakdown by cluster of the operating profit:

	2001	2000
Life Science Products	221	192
Performance Materials	103	144
Polymers & Industrial Chemicals	134	337
Other activities	92	78
operating profit before amortization of goodwill	550	751
amortization of goodwill	-29	-
total	521	751

(17) BALANCE OF FINANCIAL INCOME AND EXPENSE

	2001	2000
interest income	29	24
interest expense	-127	-86
other	1	5
total	-97	-57

An amount of € 10 million was deducted from interest expense (2000: € 21 million) in connection with the capitalization of interest expense during plant construction. The decrease in capitalized interest during plant construction was due to a decrease in the number of large, long-term investment projects. The increase in interest expense was due mainly to the financing of the acquisition of Catalytica Pharmaceuticals.

(18) TAXES

The tax on the profit on ordinary activities amounted to € 69 million in 2001 (2000: € 171 million). The 2001 profit on extraordinary activities includes a tax benefit of € 118 million; in 2000 the profit on extraordinary activities included a tax benefit of € 28 million.

The profit on ordinary activities before taxation can be broken down as follows:

	2001	2000
The Netherlands	439	502
other countries	-15	192
total	424	694

The tax on the profit on ordinary activities can be broken down as follows:

	2001	2000
The Netherlands	88	107
other countries	-19	64
total	69	171

The relationship between the nominal tax rate on the profit on ordinary activities in the Netherlands and the effective tax rate is as follows:

as a %	2001	2000
nominal tax rate in the Netherlands	35.0	35.0
TAX EFFECTS OF		
deviating rates	-15.4	-6.4
tax-exempt income and non-deductible expense	-1.0	-3.7
other effects	-2.3	-0.3
effective tax rate	16.3	24.6

As at 31 December 2001 total tax losses stood at € 5 million (2000: € 8 million).

The deferred tax assets and liabilities relate to the following tax effects of temporary differences:

		2001		2000
taxes to be refunded and tax losses carried forward	205		99	
intangible and tangible fixed assets	12		9	
provisions	3		40	
deferred tax assets		220		148
other assets	123		119	
other liabilities	184		190	
deferred tax liabilities		307		309
deferred tax assets minus deferred tax liabilities		-87		-161
of which included in the balance sheet under:				
financial fixed assets		20		3
provisions		107		164

(19) EXTRAORDINARY PROFIT AFTER TAXATION

		2001		2000
EXTRAORDINARY INCOME				
book profits on the sale of activities	1,233		19	
release of provisions and adjustment of valuation allowance	4		21	
other	0		3	
extraordinary income before taxation	1,237		43	
taxes	1		-3	
extraordinary income after taxation		1,238		40
EXTRAORDINARY EXPENSE				
additions to provisions for reorganization costs and severance payments	-99		-23	
write-down of assets	-117		-	
additions to other provisions	-89		-31	
other	-5		-7	
extraordinary expense before taxation	-310		-61	
taxes	116		22	
extraordinary expense after taxation		-194		-3
taxation adjustment		1		9
total		1,045		10

The book profit earned on divestments relates to the sale of the business group DSM Engineering Plastic Products and the sale of depositary receipts in Energie Beheer Nederland BV to the State of the Netherlands.

DSM decided to implement a number of reorganization measures at an accelerated pace, in particular in Life Science Products, Performance Materials and Industrial Chemicals. The extraordinary expense relating to these measures concerns impairments and the cost of reorganizations.

The other extraordinary expenses are made up of, among other things, provisions for obligations relating to the ongoing Operational Excellence programme, in particular for projects in Information and Communication Technology, and a provision for a loss-making contract.

(20) FINANCIAL INSTRUMENTS

GENERAL

DSM's treasury policy is a central responsibility. The central treasury function is responsible for the financing of the activities of the Group and its units as well as for cash management and the management of currency-exchange risks, interest-rate risks and credit risks. DSM has stringent rules and internal procedures for these activities and has taken special organizational measures to ensure they are carried out properly.

In managing its financial assets and liabilities DSM uses derivative instruments to manage the currency-exchange and interest-rate risks relating to normal business operation. DSM's policy is aimed at minimizing the effects of exchange-rate and interest-rate fluctuations in the short term and following the market exchange rates and interest rates in the long term.

CASH

At DSM cash management is carried out centrally insofar as this is possible. To this end, in the major countries use is made of cash pools operating mainly via zero-balancing agreements. DSM has three confirmed credit facilities, two amounting to a total of $ 600 million (2000: $ 600 million) and one amounting to € 300 million (2000: € 300 million), and two Commercial Paper programmes, one amounting to € 500 million (2000: € 500 million) and the other amounting to $ 400 million (2000: $ 400 million). The company uses currency swaps to optimize the interest expenses arising from current liabilities and deposits in foreign currencies.

FOREIGN CURRENCY RISKS

DSM's policy with regard to foreign currency risks exclusively focuses on the cash flows from ordinary activities. This implies that, in principle, currency instruments are used only on the basis of underlying positions. The instruments used by DSM are forward exchange contracts, spot contracts and, to a limited extent, the purchase of currency options.

The risks that arise from the translation of DSM's net investment in participating interests, which risks together form the so-called translation exposure, have to a large extent been hedged by long-term dollar-denominated loans and other financial instruments. The reason for this is the substantial increase in dollar-denominated net investments in participating interests at the end of 2000.

INTEREST-RATE RISKS

DSM's interest-rate risk policy is focused exclusively on cash flows from ordinary activities. This implies that interest-rate instruments are applied only on the basis of underlying positions. This policy translates into a certain desired profile of fixed-interest and variable-interest positions. DSM manages interest-rate risks by means of interest-rate swaps and, to a limited extent, the purchase of interest-rate options.

CREDIT RISK

DSM limits the credit risk to which it is exposed due to the use of financial instruments by using credit limits per party and per country and by concluding contracts exclusively with parties having a high credit rating.

FORWARD EXCHANGE CONTRACTS

	31 DECEMBER 2001		31 DECEMBER 2000	
	*book value**	*market value*	*book value**	*market value*
on the basis of underlying positions	-4	-5	28	28

* included in the balance sheet under Deferred items.

The contract value of the currency instruments at the balance sheet date was € 660 million in 2001 (2000: € 748 million).

MARKET VALUE OF LOANS

	31 December 2001 book value	31 December 2001 market value	31 December 2000 book value	31 December 2000 market value
long-term loans	1,585	1,681	1,529	1,614
interest-rate instruments relating to long-term loans	-	-36	-	-46
short-term loans	430	430	823	823
interest-rate instruments relating to short-term loans	-	-	-	-
total	2,015	2,075	2,352	2,391

On 31 December 2001, the contract value of the interest-rate instruments relating to long-term loans was € 1,476 million (2000: € 1,174 million). No contracts covering interest-rate instruments relating to short-term loans were outstanding in 2001 (same as in 2000).

(21) NOTES TO THE STATEMENT OF CASH FLOWS

The Statement of cash flows is drawn up on the basis of a comparison of the balance sheets as at 1 January and 31 December. Changes that do not involve cash flows, such as changes in exchange rates, revaluations and transfers to other balance-sheet items, are eliminated.

Changes in working capital due to the acquisition or sale of consolidated companies are included under Investing activities.

Most of the changes in the Statement of cash flows can be traced back to the detailed statements of changes for the balance-sheet items concerned.

For those balance-sheet items for which no detailed statement of changes is included, the table below shows the link between the change according to the balance sheet and the change according to the Statement of cash flows:

	WORKING CAPITAL	PROVISIONS	INTEREST-BEARING DEBT
balance at year-end 2000	1,571	857	2,352
balance at year-end 2001	1,562	809	2,015
balance-sheet change	-9	-48	-337
ADJUSTMENTS			
exchange differences	12	-5	-42
changes in consolidation	-56	-58	-58
transfers, etc.	111	74	-2
adjusted balance-sheet change	58	-37	-439
change in cash flow	-58	-37	-439

The cash-flow change relating to the working capital can be broken down as follows:

	2001	2000
inventories	100	-121
receivables	147	-170
non-interest-bearing current liabilities	-305	231
total	-58	-60

DSM N.V. BALANCE SHEET

ASSETS	x € million	31 DECEMBER 2001		31 DECEMBER 2000	
	FIXED ASSETS				
	tangible fixed assets [1]	26		28	
	financial fixed assets [2]	3,765		4,336	
			3,791		4,364
	CURRENT ASSETS				
	receivables [3]	3,052		1,976	
	cash	0		46	
			3,052		2,022
	total		6,843		6,386

SHAREHOLDERS' EQUITY AND LIABILITIES	x € million	31 DECEMBER 2001		31 DECEMBER 2000	
	SHAREHOLDERS' EQUITY [4]				
	share capital	370		370	
	share premium account	548		548	
	other reserves	3,321		2,122	
			4,239		3,040
	provisions [5]		140		337
	long-term liabilities [6]		1,468		1,795
	current liabilities, interest-bearing [7]		385		618
	current liabilities, non-interest-bearing [7]		611		596
	total		6,843		6,386

DSM N.V. STATEMENT OF INCOME

x € million	2001	2000
profit of consolidated and non-consolidated companies (after taxation)	305	522
other profits	1,110	58
net profit	1,415	580
net profit	1,415	580
dividend on cumulative preference shares	-22	-22
net profit available to holders of ordinary shares	1,393	558

NOTES TO THE DSM N.V. BALANCE SHEET

GENERAL

Unless stated otherwise, all amounts are in € million.

DSM's accounting policies and the methods used for the determination of results are explained on pages 46 and 47.

(1) TANGIBLE FIXED ASSETS

This item mainly relates to land and buildings and corporate IT projects. Capital expenditure in 2001 amounted to zero million, while the depreciation charge in 2001 was € 2 million. The cost of tangible fixed assets as at 31 December 2001 was € 52 million; accumulated depreciation amounted to € 26 million.

(2) FINANCIAL FIXED ASSETS

	TOTAL	CONSOLIDATED COMPANIES		NON-CONSOLIDATED COMPANIES
		share in equity	loans	share in equity
BALANCE AT 31 DECEMBER 2000	4,336	3,033	1,170	133
CHANGES				
share in profit	253	244	-	9
dividends	-294	-285	-	-9
capital payments	74	73	-	1
advances	33	-	33	-
redemptions	-375	-	-375	-
changes in consolidation	-92	37	-	-129
other changes in book value	-188	-188	-	-
exchange differences	53	-28	81	-
transfer to current receivables	-86	-	-86	-
other	51	-3	54	-
balance at 31 December 2001	3,765	2,883	877	5

(3) RECEIVABLES

	2001	2000
receivables from consolidated companies	2,972	1,781
receivables from non-consolidated companies	10	23
other receivables	70	172
total	3,052	1,976

(4) SHAREHOLDERS' EQUITY

For an elucidation of Shareholders' equity see the notes to the consolidated financial statements on page 56.

LEGAL RESERVE FOR RETAINED PROFITS

Since the profits retained in DSM N.V.'s consolidated and non-consolidated companies can be distributed, and received in the Netherlands, without restriction, no Legal reserve for retained profits is required.

(5) PROVISIONS

This item can be broken down as follows:

	2001	2000
pensions and other personnel costs	2	7
deferred taxation	6	131
reorganization costs	6	15
environmental costs	90	93
other provisions	36	91
total	140	337

(6) LONG-TERM LIABILITIES

This item relates entirely to debenture loans and private loans. Of the total amount of long-term liabilities outstanding at 31 December 2001, € 669 million had a remaining term of more than five years.

The repayment schedule for long-term liabilities is as follows:

2003	58
2004	199
2005 and 2006	542
2007 through 2011	669
	1,468

The repayments scheduled for 2002 are included under Current liabilities.

In agreements governing loans with a residual amount at year-end 2001 of € 1,488 million, of which € 21 million of a short-term nature (31 December 2000: € 1,466 million, of which € 21 million short term), clauses have been included which restrict the provision of securities.

(7) CURRENT LIABILITIES

	2001	2000
CURRENT LIABILITIES, INTEREST-BEARING		
debenture loans and private loans	21	21
credit institutions	364	597
total	385	618
CURRENT LIABILITIES, NON-INTEREST-BEARING		
owing to consolidated companies	523	540
taxes and social security contributions	1	1
other liabilities	79	52
deferred items	8	3
total	611	596

COMMITMENTS NOT APPEARING ON THE BALANCE SHEET

Guarantee obligations on behalf of affiliated companies and third parties amounted to € 146 million (31 December 2000: € 84 million). Other commitments not appearing on the balance sheet amounted to zero (2000: zero). DSM N.V. has declared in writing that it accepts several liability for debts arising from acts-in-law of a number of consolidated companies. These debts are included in the consolidated balance sheet.

WORKFORCE

In 2001 DSM N.V. employed on average 5 people (2000: 5.5).

REMUNERATION OF MEMBERS OF THE MANAGING BOARD AND THE SUPERVISORY BOARD OF DSM N.V.

In the financial year under review, the remuneration (including pension costs and other commitments) of persons who were on the Managing Board of DSM N.V. in 2001 amounted to € 3.4 million (2000: € 3.2 million). In 2001 the average number of Managing Board members employed by DSM N.V. was 5 (2000: 5.5). The remuneration of former members of the Managing Board amounted to zero (the same as in 2000).

Members of the Supervisory Board received a fixed remuneration totalling € 0.3 million (2000: € 0.2 million).

Heerlen, 13 February 2002

MANAGING BOARD,
Peter Elverding
Jan Zuidam
Jan Dopper
Henk van Dalen
Feike Sijbesma

SUPERVISORY BOARD,
Herman Wijffels
Henk Bodt
Ad Geers
Cor Herkströter
Okko Müller
Enrique Sosa
Johan Stekelenburg
Cees van Woudenberg

AUDITOR'S REPORT

INTRODUCTION
We have audited the 2001 Financial Statements of DSM N.V. Heerlen. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

SCOPE
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION
In our opinion, the Financial Statements give a true and fair view of the financial position of the company as at 31 December 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Heerlen, 13 February 2002

Ernst & Young Accountants

PROFIT APPROPRIATION

According to Article 32 of the DSM N.V. Articles of Association and with the approval of the Supervisory Board of Directors, every year the Managing Board of Directors determines the portion of the net profit to be appropriated to the reserves. From the subsequent balance of the net profit, dividend is first distributed on the cumulative preference shares B. At the end of 2001 no cumprefs B were in issue. Subsequently, a 6.78% dividend is distributed on the cumulative preference shares A, if possible, based on a share price of € 10.59 per cumulative preference share A. The dividend on the cumulative preference shares C based on a value of € 3.03 has been fixed at € 0.18 per cumpref C per year and is based on a dividend percentage of 5.82%. The profits remaining after distribution of these dividends will be distributed as dividend on the ordinary shares.
It has been proposed to appropriate the net profit as follows:

x € million	2001	2000
dividend on cumprefs A and C	22	22
interim dividend on ordinary shares	59	52
final dividend payable on ordinary shares	118	125
to be added to the reserves	1,216	381
net profit	1,415	580

The proposed dividend on ordinary shares for the year 2001 amounts to € 1.75 per share. This dividend corresponds to about 20% of the profit on ordinary activities after taxation (€ 369 million) plus depreciation and amortization (€ 521 million) minus the dividend paid to holders of cumulative preference shares (€ 22 million). An interim dividend of € 0.58 per ordinary share having been paid in August 2001, the final dividend will amount to € 1.17 per ordinary share.

SPECIAL STATUTORY RIGHTS

DSM PREFERENCE SHARES FOUNDATION
The DSM Preference Shares Foundation was established in 1989.

By virtue of DSM's Articles of Association, 187,500,000 preference shares B can be issued. Shares thus issued can be placed with the Foundation in order to provide protection against a hostile takeover bid.

The DSM Preference Shares Foundation and DSM have concluded agreements on the placement of preference shares B and an option on such shares. Under these agreements, the Foundation is obliged to take preference shares B in DSM's capital or has the right to acquire such shares to a maximum corresponding to 100% of the capital issued in any form other than preference shares B, less one.

The Foundation acquired no preference shares B in 2001.

On 31 December 2001 the Committee was composed as follows:
Floris A. Maljers, chairman
Maarten C. van Veen, vice-chairman
Bas C. Kortmann

The Foundation Committee

DECLARATION OF INDEPENDENCE
The DSM Managing Board and the Foundation Committee hereby declare that, according to their joint assessment, the DSM Preference Shares Foundation meets the independence requirements laid down in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam N.V.

The Managing Board of DSM N.V.
The Foundation Committee

GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting is to be held at the DSM head office in Heerlen (Netherlands) on Wednesday 27 March 2002 at 14.00 hours.

IMPORTANT DATES

ex-dividend: 2 April 2002
publication of first-quarter results: 26 April 2002
publication of second-quarter results: 25 July 2002
publication of third-quarter results: 25 October 2002
annual figures 2002: 12 February 2003
Annual General Meeting: 2 April 2003

QUARTERLY FINANCIAL DATA

x € million **2001**	**1st QUARTER**	**2nd QUARTER**	**3rd QUARTER**	**4th QUARTER**	**YEAR**
net sales	2,125	2,087	1,934	1,824	7,970
operating profit plus depreciation and amortization	289	279	261	213	1,042
operating profit	159	150	130	82	521
balance of financial income and expense	-28	-26	-24	-19	-97
profit on ordinary activities before taxation	131	124	106	63	424
tax on profit on ordinary activities	-33	-23	-8	-5	-69
profit of non-consolidated companies	8	5	3	-2	14
profit on ordinary activities after taxation	106	106	101	56	369
extraordinary profit after taxation	70	-	-	975	1,045
group profit after taxation	176	106	101	1,031	1,414
minority interests' share in profit	1	0	0	0	1
net profit	177	106	101	1,031	1,415
per ordinary share in €					
profit on ordinary activities after taxation	1.05	1.04	0.99	0.53	3.61
net profit	1.79	1.05	0.99	10.67	14.50
cash flow	3.14	2.39	2.35	12.04	19.92

x € million **2000**	**1st QUARTER**	**2nd QUARTER**	**3rd QUARTER**	**4th QUARTER**	**YEAR**
net sales	1,970	1,988	2,008	2,124	8,090
operating profit plus depreciation and amortization	311	374	318	251	1,254
operating profit	199	239	182	131	751
balance of financial income and expense	-19	-15	-12	-11	-57
profit on ordinary activities before taxation	180	224	170	120	694
tax on profit on ordinary activities	-49	-60	-33	-29	-171
profit of non-consolidated companies	6	6	16	20	48
profit on ordinary activities after taxation	137	170	153	111	571
extraordinary profit after taxation	-	-	2	8	10
group profit after taxation	137	170	155	119	581
minority interests' share in profit	1	-1	-1	0	-1
net profit	138	169	154	119	580
per ordinary share in €					
profit on ordinary activities after taxation	1.37	1.70	1.53	1.11	5.71
net profit	1.37	1.70	1.55	1.18	5.80
cash flow	2.53	3.11	2.97	2.43	11.03

DSM FIGURES: TEN-YEAR SUMMARY*

BALANCE SHEET

x € million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
intangible fixed assets	594	75	82	69	94	43	25	19	24	24
tangible fixed assets	3,607	3,130	2,971	2,861	2,355	2,408	2,043	2,121	2,364	2,412
financial fixed assets	241	1,326	425	450	295	261	286	305	289	308
fixed assets	4,442	4,531	3,478	3,380	2,744	2,712	2,354	2,445	2,677	2,744
inventories	1,171	1,224	1,080	979	819	754	612	580	558	656
receivables	1,814	1,888	1,590	1,338	1,144	1,087	886	992	974	944
securities	-	-	-	-	96	-	-	-	-	-
cash	1,148	204	159	163	362	189	708	298	359	506
current assets	4,133	3,316	2,829	2,480	2,421	2,030	2,206	1,870	1,891	2,106
total assets	8,575	7,847	6,307	5,860	5,165	4,742	4,560	4,315	4,568	4,850
shareholders' equity	4,239	3,040	2,507	2,210	2,472	2,241	2,343	1,987	1,856	1,930
minority interests' share	59	30	28	28	76	79	24	20	32	31
group equity	4,298	3,070	2,535	2,238	2,548	2,320	2,367	2,007	1,888	1,961
equalization account investment grants	30	27	25	29	28	38	48	64	83	109
provisions	809	857	760	721	734	716	691	637	681	655
long-term liabilities	1,533	1,482	1,071	838	581	655	518	723	981	929
current liabilities:										
– interest-bearing	482	870	461	781	125	101	191	90	231	521
– non-interest-bearing	1,423	1,541	1,455	1,253	1,149	912	745	794	704	675
total group equity and liabilities	8,575	7,847	6,307	5,860	5,165	4,742	4,560	4,315	4,568	4,850
capital employed	5,763	4,776	4,268	3,995	3,263	3,380	2,821	2,918	3,216	3,361
capital expenditure:										
– intangible and tangible fixed assets	652	615	647	585	458	484	345	168	312	477
– participating interests and other securities	-	889	2	1.351	121	259	13	36	25	7
divestments:										
– intangible and tangible fixed assets	22	6	19	12	52	8	21	64	13	16
– participating interests and other securities	23	28	185	101	39	43	69	13	80	37
amortization and depreciation	521	503	458	470	403	341	319	363	338	320
net debt	867	2,148	1,373	1,457	344	567	1	515	853	944
ratios:										
– net sales / average capital employed	1.41	1.77	1.53	1.59	1.69	1.50	1.55	1.33	1.11	1.24
– current assets / current liabilities	2.17	1.38	1.48	1.22	1.90	2.00	2.36	2.12	2.02	1.76
– group equity/ total assets	0.50	0.39	0.40	0.38	0.49	0.49	0.52	0.47	0.41	0.40
– net debt / group equity	0.20	0.70	0.54	0.65	0.14	0.24	0.00	0.26	0.45	0.48

* The figures since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for.

STATEMENT OF INCOME

x € million	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
net sales	7,970	8,090	6,333	6,361	5,629	4,657	4,457	4,074	3,648	4,042
change compared with previous year (%)	-1	28	-0	13	21	4	9	12	-10	-5
operating profit plus depreciation and amortization (EBITDA)	1,042	1,254	1,012	1,056	948	794	1,010	643	297	448
operating profit plus amortization of goodwill (EBITA)	550	-	-	-	-	-	-	-	-	-
operating profit (EBIT)	521	751	554	586	545	453	691	280	-41	128
balance of financial income and expense	-97	-57	-69	-71	-33	-27	-27	-66	-61	-55
tax on profit on ordinary activities	-69	-171	-118	-108	-149	-119	-213	-10	57	22
profit of non-consolidated companies	14	48	15	19	34	24	36	35	19	22
profit on ordinary activities after taxation	369	571	382	426	397	331	487	239	-26	117
extraordinary profit after taxation	1,045	10	-13	-9	-2	-2	-1	3	-26	-10
group profit after taxation	1,414	581	369	417	395	329	486	242	-52	107
minority interests' share in profit	1	-1	2	-2	-	-2	-	-1	-2	-5
net profit	1,415	580	371	415	395	327	486	241	-54	102
dividend on cumulative preference shares	-22	-22	-19	-16	-16	-13				
net profit available to holders of ordinary shares	1,393	558	352	399	379	314				
workforce at 31 December (x 1,000)	22	22	22	23	18	18	17	19	21	22
wages and salaries (€ million)	1,251	1,191	1,145	1,122	883	824	761	779	818	878
percentage ratios:										
– operating profit / net sales	6.5	9.3	8.7	9.2	9.7	9.7	15.5	6.9	-1.1	3.2
– operating profit / average capital employed (ROI)	9.2	16.4	13.4	14.7	16.4	14.6	24.1	9.1	-1.3	3.9
– profit on ordinary activities / average shareholders' equity (ROE)	10.1	20.2	16.2	18.2	16.8	14.4	22.5	12.4	-1.3	6.1
– net profit available to holders of ordinary shares / average shareholders' equity available to holders of ordinary shares	42.3	22.5	17.4	19.3	17.9	14.4	22.4	12.6	-2.8	5.4
EBIT / balance of financial income and expense	5.4	13.2	8.0	8.3	16.5	16.6	26.2	4.2	-0.7	2.3
dividend (€ million)	199	199	172	165	148	131	111	98	25	65

INFORMATION ABOUT ORDINARY DSM SHARES

per ordinary share in € [1]	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
profit on ordinary activities after taxation	3,61	5,71	3.74	4.11	4.37	3.49	4.49	2.21	-0.24	1.10
net profit	14,50	5.80	3.63	4.00	4.34	3.44	4.48	2.23	-0.49	0.96
cash flow	19,92	11.03	8.35	8.70	8.97	7.18	7.42	5.59	2.63	3.97
shareholders' equity [2]	40,49	28.06	22.23	19.54	26.05	23.05	21.58	18.31	17.17	17.86
dividend	1.75	1.75	1.52	1.51	1.51	1.36	1.21	0.91	0.23	0.61
– interim dividend	0.58	0.51	0.51	0.51	0.45	0.40	0.30	0.08	-	0.40
– final dividend	1.17	1.24	1.01	1.00	1.06	0.96	0.91	0.83	0.23	0.21
pay-out as % of net profit [3]	13%	32%	43%	37%	35%	38%	23%	41%	n.a.	64%
pay-out as % of net profit on ordinary activities	51%	32%	42%	36%	35%	37%	23%	41%	n.a.	56%
dividend yield [4]	4.5%	5.1%	4.6%	5.2%	5.3%	5.7%	6.1%	4.5%	1.7%	4.0%
SHARE PRICES ON EURONEXT AMSTERDAM										
highest price	45.15	40.10	42.08	33.79	36.00	27.44	22.37	23.67	16.52	17.70
lowest price	28.80	30.00	23.87	20.87	24.28	19.66	17.62	15.97	10.04	10.53
at 31 December	41.01	37.31	39.80	27.00	28.01	25.77	19.97	20.86	16.12	11.41
NUMBER OF ORDINARY SHARES OUTSTANDING (x 1,000)										
at 31 December	96,146	95,990	97,186	96,546	85,938	87,158	108,587	108,538	108,053	108,053
average	96,090	96,160	97,010	99,763	87,209	91,269	108,560	108,285	108,053	106,347
DAILY TRADING VOLUMES ON EURONEXT AMSTERDAM (DOUBLE COUNT) (x 1,000)										
average	1,086	857	1,048	810	1,017	1,032	795	753	690	606
lowest	47	161	61	96	33	135	102	111	90	48
highest	5,538	6,668	8,073	3,162	5,040	11,778	3,588	3,501	2,871	2,616

[1] In the figures per ordinary share the amounts available to holders of cumulative preference shares are deducted from the profit and the shareholders' equity.

[2] The figures since 2000 were drawn up before the final dividend had been accounted for. The figures for previous years were drawn up after the final dividend had been accounted for.

[3] The total pay-out, including the dividend on cumulative preference shares, amounted to 14% in 2001, 34% in 2000, 46% in 1999, 40% in 1998, 37% in 1997 and 40% in 1996.

[4] The calculation of the dividend yield is based on the average price of an ordinary DSM share in the year under review.

EXPLANATION OF SOME FINANCIAL CONCEPTS AND RATIOS

GENERAL

In calculating financial profitability ratios use is made of the average of the opening and closing values of balance-sheet items in the year under review.

The financial indicators per ordinary share are calculated on the basis of the average number of ordinary shares outstanding (average daily number). In calculating shareholders' equity per ordinary share, however, the number of shares outstanding at year-end is used.

In calculating the figures per ordinary share and the "net profit as a percentage of average shareholders' equity available to holders of ordinary shares", the amounts available to the holders of cumulative preference shares are deducted from the profits and from shareholders' equity.

DEFINITIONS

CAPITAL EMPLOYED
The total of the book value of intangible and tangible fixed assets, inventories and receivables, less interest-free current liabilities.

CAPITAL EXPENDITURE
This includes all investments in intangible and tangible fixed assets as well as the acquisition of participating interests (including goodwill paid) and other securities.

DIVESTMENTS
This includes the divestment of intangible and tangible fixed assets as well as the sale of participating interests and other securities.

NET DEBT
The total of long-term liabilities and interest-bearing current liabilities less cash.

ROI (RETURN ON INVESTMENT)
The operating profit as a percentage of the average capital employed.

ROE (RETURN ON EQUITY)
Profit on ordinary activities after taxation as a percentage of the average shareholders' equity.

TOTAL SHAREHOLDER RETURN (TSR)
Total Shareholder Return is capital gain plus dividends.

INDEX

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see overleaf ⇒



DSM ORGANIZATION CHART
MARCH 2002
DSM
CORPORATE SECRETARIAT
Paul Fuchs
CORPORATE OPERATIONAL AUDIT
Henk Jacobs
ENERGIE BEHEER NEDERLAND
Rob Atsma
DSM N.V. MANAGING BOARD OF DIRECTORS
Peter Elverding
CHAIRMAN
Jan Zuidam
DEPUTY CHAIRMAN
Jan Dopper
Henk van Dalen
Feike Sijbesma
CORPORATE STAFF DEPARTMENTS
FINANCE & ECONOMICS
Arnold Gratama van Andel
HUMAN RESOURCES
Ben van Dijk
PLANNING & DEVELOPMENT
Hein Schreuder
RESEARCH
Emmo Meijer
LEGAL AFFAIRS
Pieter de Haan
COMMUNICATIONS
John McLaren
SAFETY, HEALTH, ENVIRONMENT & MANUFACTURING
John Prop
ICT
Jo van den Hanenberg
LIFE SCIENCE PRODUCTS
DSM FINE CHEMICALS
Henk Numan
Jo Scholz
DSM ANTI-INFECTIVES
Nico Gerardu
DSM FOOD SPECIALTIES
Bob Hartmayer
DSM BAKERY INGREDIENTS
Bert Jongejan
PERFORMANCE MATERIALS
DSM ELASTOMERS
Ben van Kooten
DSM ENGINEERING PLASTICS
Jos Goessens
DSM COATING RESINS
Bernard van Schaik
DSM COMPOSITE RESINS
Jos Schneiders
POLYMERS & INDUSTRIAL CHEMICALS
DSM PETROCHEMICALS
Jan Hessel Kruit
Frans Noteborn
DSM FIBRE INTERMEDIATES
Dick Venderbos
DSM MELAMINE
Hans Dijkman
DSM AGRO
Don Verstegen
OTHER ACTIVITIES
DSM VENTURING & BUSINESS DEVELOPMENT
Paul Hamm
DSM INDUSTRIAL SERVICES
Frans Pistorius
DSM ENERGY
STAMICARBON
PARTICIPATIONS

ANNUAL REPORT

Copies of this report (which is also available in the original Dutch version) can be ordered by phone, fax or e-mail:
telephone +31-46-428 81 45, fax +31-46-428 81 40, ✉ INFO@DIREKT-MAIL.COM

INTERNET

The information contained in this annual report is also available via DSM's website: → WWW.DSM.COM
You can view the annual report online and print parts of it.

INFORMATION

Our other publications and sources of information are:
Internet: → WWW.DSM.COM
Responsible Care Progress Report 2001 (environmental and safety report)
Business Value (bulletin for private investors)

ADDRESSES

Private investors and those who are interested in DSM in general should contact:
DSM, Corporate Communications, P.O. Box 6500, 6401 JH Heerlen, The Netherlands, telephone +31-45-578 24 24, fax +31-45-574 06 80
✉ PRESS.OFFICE@DSM.COM

Institutional investors and financial analysts should contact:
DSM, Investor Relations, P.O. Box, 6401 JH Heerlen, The Netherlands, telephone +31-45-578 24 77, fax +31-45-571 37 41
✉ INVESTOR.RELATIONS@DSM.COM

COLOPHON

Production: DSM, Corporate Communications
Design: Total Identity Amsterdam